UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(Mark One)
[X] Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended **December 31, 2004.**

[ ] Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 (No fee required) for the transition period from__ to __.

Commission file number: **000-27407**

NEWMARK VENTURES, INC.
(Formerly "Delta Capital Technologies, Inc.")
(Name of Small Business Issuer in Its Charter)

Delaware	**98-0187705**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Suite 440 – 375 Water Street, Vancouver, B.C., Canada, V6B 5C6
(Address of Principal Executive Offices)

(604) 725-4160
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:

none

Securities registered under Section 12(g) of the Exchange Act:

Title of Each Class	Name of each Exchange on Which Registered
Common Stock ($0.001 Par Value)	None

Check whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ✓ No __

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B not contained in this form, and if no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [ ].

The registrant's total consolidated revenues for the year ended December 31, 2004, were $25,500.

The aggregate market value of the registrant's common stock, $0.001 par value (the only class of voting stock), held by non-affiliates was approximately $22,044,036 based on the average closing bid and asked prices for the common stock on April 15, 2005.

At April 15, 2005 the number of shares outstanding of the registrant's common stock, $0.001 par value (the only class of voting stock), was 3,674,006.

TABLE OF CONTENTS

PART I

PART II

PART III

PART I

This Annual Report on Form 10-KSB and the information incorporated by reference includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Various statements, estimates, predictions, and projections stated under "Risk Factors," "Management's Discussion and Analysis or Plan of Operations" and "Business," and elsewhere in this Annual Report are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements appear in a number of places in this Annual Report and include statements regarding the intent, belief or current expectations of Diamond Discoveries International or our officers with respect to, among other things, the ability to successfully implement our acquisition and exploration strategies, including trends affecting our business, financial condition and results of operations. While these forward-looking statements and the related assumptions are made in good faith and reflect our current judgment regarding the direction of the related business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. These statements are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect our results. Some important factors (but not necessarily all factors) that could affect our revenues, growth strategies, future profitability and operating results, or that otherwise could cause actual results to differ materially from those expressed in or implied by any forward-looking statement, include the following:

• our ability to successfully implement our business strategies;

• the success or failure of our the business opportunities that we may pursue;

• changes in the availability of debt or equity capital and increases in borrowing costs or interest rates;

• changes in regional and national business and economic conditions, including the rate of inflation;

• changes in the laws and government regulations applicable to us; and

• increased competition.

Stockholders and other users of this Annual Report on Form 10-KSB are urged to carefully consider these factors in connection with the forward-looking statements. We do not intend to publicly release any revisions to any forward-looking statements contained herein to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

ITEM 1.   DESCRIPTION OF BUSINESS

General

As used herein the term "Company" refers to Newmark Ventures, Inc. (formerly "Delta Capital Technologies, Inc."), a Delaware corporation and its subsidiaries and predecessors, unless the context indicates otherwise. The Company was organized in 1998. Since inception, the Company has acquired and disposed of several technology and service related businesses. As more fully described below under the caption "Current Operations," the Company's current business plan is to develop and launch an interactive web portal.

Historical Development

On February 26, 2001, the Company entered into a Stock Exchange Agreement with the shareholders of Au-Online. Com., Inc., an online retailer of jewelry. The terms of the agreement were never consummated and the parties subsequently agreed to a mutual termination of obligations.

On May 4, 2001, the Company entered into a Stock Purchase and Sale Agreement with the shareholders of UMDN, Inc., a Delaware corporation ("UMDN") whereby the Company acquired all of the issued and outstanding common shares of UMDN or 3,500,000 shares and the right to exercise 200,000 options to purchase additional common shares, in exchange for 1,000,000 shares of the Company's common stock. The shareholders of UMDN retained 1,050,000 shares of preferred class A shares each of which was convertible into ten (10) shares of common stock upon the occurrence of certain events. UMDN is a marketing company that enrolls members of large affinity groups, unions and/or associations within a networking service in order to leverage their buying power to elicit proprietary discounts from both local and national businesses. The network is created through local discount networks, national providers and strategic partners. The local network is where members of affinity groups, unions, and/or associations receive substantial savings on products or services in a branded environment, on a contractual basis, such as for cellular service or insurance. UDMN's primary revenue was from the business sector through charging flats fees for membership. UMDN hoped to generate secondary revenue from permitting strategic partners access to its captive consumer groups on an exclusive basis. UMDN's strategic partners paid UMDN a percentage of all revenue derived from accessing its network. The Company intended to do business by providing networking services for small to medium sized businesses through UMDN.

On November 1, 2001, the Company terminated its relationship with UMDN. The Company and UMDN executed an agreement that allowed both companies to independently develop and complete their respective corporate objectives. As part of that agreement, the Company and UMDN unwound the Stock Purchase and Sale Agreement.

On March 12, 2002, the Company's then wholly - owned subsidiary, Homelands Security, Inc. ("Homelands") acquired all the issued and outstanding shares of InterGlobe Investigation Services, Ltd ("Interglobe") from the owners in exchange for nine hundred and fifty thousand (950,000) shares of Homelands. This acquisition diluted the Company's ownership to fifty one percent (51%).

InterGlobe, a British Columbia company, was incorporated in 1995 as a Vancouver based investigation and security consulting company licensed by the Attorney General in the province of British Columbia. InterGlobe provides investigation services to corporations and individuals that include security consulting, loss prevention, forensic computing, VIP and executive safety, criminal harassment (stalking crimes) protection, investigating international crime, due diligence, homicides, abductions, missing persons, canine bomb detection, narcotics, security and other protection services. InterGlobe owns its own investigative equipment and can transport its services overnight to remote locations. InterGlobe has a strong customer service organization that focus' on client results and has earned a reputation through client satisfaction and media profiling.

On January 1, 2003 Homelands acquired all the existing and outstanding shares of Dolphin Investigations Ltd. ("Dolphin") in exchange for three hundred thousand shares (300,000) shares of Homelands. The acquisition of Dolphin reduced the Company's interest in Homelands to that of a minority interest holder.

On March 1st 2003, the Company entered into an agreement with Net Cash Services Inc. for the purpose of obtaining a license to promote, sell and deploy the Triton product line of non-depository, indoor cash dispensers. The Company obtained the license in exchange for a cash payment of $50,000.

On Oct. 23, 2003 the Company executed a letter of intent with Sol Produce Imports Ltd ("Sol"), an importer and distributor of fresh and refrigerated food products from China. The document outlined the Company's intention, through its wholly owned subsidiary Albion Developments Inc., to acquire 30% of the issued and outstanding shares of Sol for one million shares of Albion with an option to acquire up to 100% of the shares for a further two million shares of Albion. In connection with the intended acquisition and option, The Company agreed to have Albion assist Sol in securing project financing of six hundred thousand dollars (USD $600,000). On November 6, 2003 the Company reported that Albion had acquired 30% of Sol. However, Sol's financial statements at the time of acquisition were not audited as required by the letter of intent. Sol Produce confirmed that it was unable to provide audited financial statements in a timely fashion. Accordingly, the parties agreed that a closing of the intended transaction would be amended to reflect the date on which Sol delivered to Albion its audited financial statements. The terms of the agreement were never consummated and the parties subsequently agreed to a mutual termination of obligations.

On November 20, 2003 the Company executed a letter of intent under which it was prepared to acquire a 30% interest in 24 Hour Emergency Glass Ltd ("24 Hour") a pre-eminent glass provider for the bonded film and television industry in British Columbia for US$1,000,000. The terms of the agreement were never consummated and the parties subsequently agreed to a mutual termination of obligations

On February 2, 2004 the Company's subsidiary Homelands disposed of its interests in Interglobe and Dolphin as a result of pending changes outlined by the Province of British Columbia, Canada, with respect to the licensing and monitoring of security companies. The disposition was effected by Homelands shareholders holding the majority of the stock issued and outstanding voting to rescind the respective share purchase agreements. Homelands accepted the resignations of Phil Moriarity's and Don Silcox, while granting exclusive use of the name Homelands Security Inc. to Philip Moriarity. Martin Tutschek has since been appointed as the sole officer and director of Homelands and the name of the company has been changed to Riverside, Inc.

On April 30, 2004, Francisco Kent Carasquero was appointed by the board of directors, as the chief executive, chief financial officer and a director of the Company. Martin Tutschek resigned as chief executive officer and chief financial officer and now serves as the Company's secretary and as a director.

On September 21, 2004, Roderick Shand was appointed by the board of directors, as the chief executive, chief financial officer and a director of the Company. On September 21, 2004 Paul Bains was appointed by the board of directors, as the Secretary and a director of the Company. Martin Tutschek and Francisco Kent Carasquero resigned as officers and directors of the Company.

During the quarter ended September 30, 2004 the Company's sold its minority interest in Riverside Inc. to a five Newmark shareholders for twenty thousand dollars ($20,000). The sale was concluded to better enable management to focus on developing or acquiring a new business.

On November 10, 2004 the company completed negotiations to acquire 100% of the Common shares of X-Scape, Inc. ("X-Scape") an Arizona based company that provides e-Marketing services to the hospitality industry. The terms of the agreement were never consummated and the parties subsequently agreed to a mutual termination of obligations.

Current Operations

The Company currently owns a license to promote, sell and deploy the Triton product line of non-depository, indoor cash dispensers. The Company's intention is to sell the license and focus on the development of an interactive web portal more fully described below.

On April 14, 2005, the Company signed a Letter of Intent with Sygenics Interactive Inc., a developer of advanced information management technology located in Montreal, Quebec, Canada and an authorized licensee of Sygenics Inc., for the design, development, and deployment of an interactive web portal for the Company's Trondheim project. The web portal will be designed by integrating a combination of technologies previously developed and owned by Sygenics Inc., as well as third party software, and new software to be developed specifically for the Company by Sygenics Interactive Inc.

The Trondheim Project

Since its widespread adoption in the mid-1990s, the world-wide web has developed a large number of communities of people, mostly young, who share an interest in a common set of cultural symbols and activities. Foremost among these are game-playing and role-playing communities. Advances in communications technologies, and the concomitant rise in bandwidth and decrease in connection costs, have caused these communities to increase rapidly in both size and activity in the last five years.

A number of these communities, which are loyal to one or a few web sites which cater to their interests, have generated substantial business for the site owners. The sources of revenue vary, but the sites are largely characterized by offering free access to a number of services (games, information, chat rooms, email and so on), and charge only for the sale of community-related merchandise. Click-through advertising revenues are the second major source of revenue. Advertising sales may, in some cases, be the only or the main source of revenue.

Newmark's Trondheim project is aimed at establishing an international community of interest focused around a very popular and diverse form of cultural expression, highly popular in a number of Asian countries, and with rapidly growing popularity in North America. This community is not, so far, well-served in web sites catering to people whose languages and cultural milieux originate from Europe.

The Trondheim project is a multi phase project. The first, starting in mid-April 2005 to be completed in the third quarter of 2005. The second and subsequent phases are expected to be deployed at subsequent 90-day intervals, resulting in the full functionality, as currently envisaged, being deployed by the end of the first quarter of 2006.

Governmental Regulation

Upon the launch of the Company's interactive web portal, the Company will become subject to a number of laws that affect companies conducting business on the Internet. In addition, because of the increasing popularity of the Internet and the growth of online services, laws relating to user privacy, freedom of expression, content, advertising, information security and intellectual property rights are being debated and considered for adoption by many countries throughout the world. In addition to government regulation, the Company's operation of the Web Portal may also be exposed to liability for the activities of the users of the Web Portal. For example, in the US, a number of actions are pending against the operators of online Internet services for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by users of such online Internet services.

In addition, other federal laws could have an adverse impact on the Company's business. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, the Company's liability for listing or linking to third-party web sites that include materials that infringe copyrights or other rights, so long as the Company complies with the statutory requirements of this act. The Children's Online Protection Act and the Children's Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances.

Competition

The Company will have many diverse competitors in its efforts to launch a web portal, attract users of the web portal, and attract advertisers to the web portal. Many of these competitors are better established with loyal followings of users and advertisers. Many of these competitors will have greater financial and other resources and have prior experience in this business.

Employees

The Company currently has 2 full time employees. Management of the Company expects to continue to use consultants, attorneys, and accountants as necessary, to complement services rendered by its employees.

RISK FACTORS

We have a limited operating history and face difficulties encountered by early stage companies in new and rapidly evolving markets.

These risks include our ability to:

- Successfully implement the interactive web portal;

- Manage rapidly changing and expanding operations;

- Develop and maintain strategic relationships with advertisers;

- Reliably process transactions through the web portal;

- Establish and increase awareness of our brand and strengthen community of interest loyalty;

- Attract and retain users of the interactive web portal at a reasonable cost;

- Implement and successfully execute our business and marketing strategy;

- Respond effectively to competitive pressures and developments;

- Develop, deploy, and enhance the technology and systems which will underlie the interactive web portal; and

- Attract, retain, and motivate qualified personnel.

We also depend on the growing use of the Internet for recreation, commerce, and communication. We can also be negatively affected by general economic and industry conditions. We cannot be certain that our business strategy will be successful or that we will successfully address these risks.

We anticipate that we will incur operating losses for the foreseeable future.

We expect to incur substantial operating losses for the foreseeable future. We intend to increase our operating expenses substantially as we increase our product development, marketing, and brand building activities. We will increase our general and administrative functions to support our growing operations. We will need to generate significant revenues to achieve profitability, and we might not be able to sustain or increase profitability in the future. We will be dependent upon our ability to obtain additional capital form borrowing and the sale of securities to fund our operations. There is no assurance that additional capital can be obtained or that it can be obtained on terms that are favorable to the Company and its existing stockholders.

Our business model is unproven.

Our business model depends upon our ability to attract users of the web portal and advertisers that seek to advertise to the demographic groups that use the Company's web portal. The potential profitability of our business model is unproven.

We might not be able to determine or design features and functionality that Web Portal users and advertisers require or prefer.

We are designing and developing the web portal based upon existing web sites and the experience and insights of our management. Our success will depend in part upon our ability to accurately determine the features and functionality that the web portal users and advertisers require or prefer, and our ability to successfully design and implement solutions that include these features and functionality. If we are unable to determine or design such features and functionality, our business will be negatively affected. We cannot be certain that the features and functionality that we plan to offer in the web portal will satisfy the requirements or preferences of our current or potential customers.

Significant growth would place a substantial strain on our resources

The Company believes that if the web portal is successful, that rapid growth would be likely to occur, placing significant strain on our managerial, financial, and operational resources, systems, procedures, and controls. We will need to train employees and maintain close coordination among our product development, marketing and sales, and general administrative organization. These processes are time-consuming and expensive, will increase managerial responsibility, and will divert management attention from our business. If we are unable to manage our growth effectively, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

We might not be able to establish and strengthen a brand identity.

We believe that establishing and strengthening our brand is critical to achieving acceptance of the web portal. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide consistent, high-quality experiences on the web portal. We will need to spend a lot of money to promote our brand, both on marketing and on customer service. Our brand promotion activities might not be successful or result in enough increased revenues to offset the expenses incurred.

The online web services markets are intensely competitive.

Competitive pressures are likely to result in price reduction, reduced margins, and possibly reduced market share, any one of which factors could seriously harm our business. Many different companies are positioned to emerge as competitors in this marketplace. Many of our competitors and potential competitors have longer operating histories, significantly greater financial, technical, marketing, and other resources than we have, significantly greater name recognition, a larger installed base of potential customers, and more extensive knowledge of our industry. Such competitors might be able to spend more aggressively on marketing and advertising for their brands, products, and services. They also might adopt more aggressive pricing policies and make more attractive offers to employees. In addition, current and potential competitors may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors might emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations.

There are minimal barriers to entry in our market, and competitors can launch web-enabled products and service at relatively low cost. Other companies may develop products and services that are less expensive and more useful to the hard goods industry. These companies might be more successful in their marketing efforts and thereby limit our ability to gain market share.

Our ability to protect the intellectual property to be developed is uncertain.

We believe that intellectual property will be critical to our success. We will rely on trademark, copyright, and trade secret protection to protect our intellectual property. The measures we take to protect our intellectual property might not be successful, which could have a materially adverse effect on our business. The United States or foreign jurisdictions might not grant us any copyrights, trademarks, or other protection for our intellectual property. There also can be no assurance that our intellectual property rights will not be challenged, invalidated, or circumvented, by others or that our intellectual property rights will provide us with a competitive advantage.

If other parties assert infringement claims against us, the defense of any such claim, whether with or without merit, could be time-consuming, result in substantial litigation expenses, and diversion of technical management personnel. If any such claims are adversely determined, we might be required to develop non-infringing technology or enter into licensing agreements. These licensing agreements, if required, might not be available on terms acceptable to us, or at all. In the event a claim of infringement is successfully asserted against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, would be likely to materially and adversely affect our business, financial condition, results of operations, and prospects.

We will depend on third parties to provide reliable software, systems, and services.

We currently have no technology assets or resources to build the web portal. We are party to a letter of intent with Sygenics Interactive Inc. to build a beta site and determine the scope and cost of the web portal. We plan to rely substantially upon third-party service providers to help us build, maintain, and house key components of our web portal. These services might not be available in a timely manner or on commercially reasonable terms. Failure to obtain the necessary services to enable us to build, maintain, and house our web portal could have a materially adverse effect on our business, financial condition, results of operations, and prospects.

In addition, several of the third-parties upon whom we depend have a limited operating history, have relatively immature technology and are themselves dependent on reliable delivery of services from others. As a result, our ability to deliver various services to our users might be adversely affected by the failure of these third parties to provide reliable software, systems, and related services to us.

ITEM 2   DESCRIPTION OF PROPERTY

The Company currently maintains its mailing address at Suite 440-375 Water Street, Vancouver, B.C., Canada V6B 5C6. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out the plan of operation described herein.

ITEM 3.   LEGAL PROCEEDINGS

No material developments occurred during the year ended December 31, 2004, with respect to pending litigation.

On January 5, 2005 Integrity Securities, LLC (the "Claimant") initiated an arbitration action in accordance with Section 8 of a Financial Consulting Services Agreement dated December 6, 2002 through the American Arbitration Association.

On March 14, 2005 the International Centre for Dispute Resolution ("ICDR") received from the Claimant a Demand for Arbitration dated January 18, 2005.

The Company is participating an Administrative Conference Call on April 15, 2005 to address matters that will assist ICDR in determining whether mediation or other methods of dispute resolution may be appropriate.

For more information on other legal proceedings, see the Company's Form 10KSB for the years ended December 31, 2003.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On November 4, 2004 pursuant to Shareholders Action in Lieu of a Special Meeting of the Shareholders, the consolidation of the Company's capital structure on up to a (8) to one (1) basis and an increase in the Corporation's authorized share capital from 25,000,000 common shares par value $0.001 to 100,000,000 common shares par value $0.001 was adopted by the written consent of holders of 7,820,924 or 54.1% of the Company's common shares. This constitutes a majority of the issued and outstanding shares entitled to vote thereon in accordance with the provisions set forth in Section 242 of the General Corporation Law of the State of Delaware and Article I, Section 8 of the Company's bylaws. The consolidation on a four (4) to one (1) basis and increase in share capital were effective on December 10, 2004.

PART II

ITEM 5.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is quoted on the Electronic Bulletin Board under the symbol, "NMVN." Trading in the common stock in the over-the-counter market has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. Further, these prices reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not necessarily reflect actual transactions. The high and low bid prices for the common stock for each quarter of the fiscal years ended December 31, 2003 and 2004 and the first quarter of 2005 are as follows:

Quarter ended	High	Low
*3/31/03	$0.32	$0.20
*6/30/03	$0.88	$0.88
*9/30/03	$0.52	$0.44
*12/31/03	$0.64	$0.56
*3/31/04	$0.48	$0.48
*6/30/04	$0.48	$0.48
*9/30/04	$1.76	$1.76
*12/31/04	$5.00	$4.50
*3/31/05	$16.70	$16.25

* Adjusted to reflect 1:4 reverse stock split effective on December 10, 2004.

Record Holders

As of April 15, 2005, there were approximately 119 shareholders of record holding a total of 3,674,006 shares of common stock. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Dividends

The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the board of directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its common stock other than those generally imposed by applicable state law.

ITEM 6.   MANAGEMENT'S DISCUSSION AND ANALYSIS

Management Overview

During the next 12 months, the Company intends to continue its attempts to develop an interactive web portal.

The Company does not have sufficient capital to operate over the next fiscal year without a substantial infusion of operating capital. It will be necessary for the Company to either borrow funds to operate or generate operating funds through the sale of equity in the Company or its subsidiaries. There can be no assurance that the Company will be able to generate sufficient income from either borrowing, the sale of equity, or a combination thereof to allow it to operate its business during the coming year. Unless the Company is successful in raising additional operating capital, it will not have sufficient funds to operate during the balance of the fiscal year.

Critical Accounting Policies

In Note 1 to the Audited consolidated financial statements for the year ended December 31, 2004 included in this Form 10KSB, Newmark discussed those accounting policies that are considered significant in determining the results of operations and its financial position. Newmark believes that the accounting principles utilized by it conform to accounting principles generally accepted in the United States of America.

The license agreement gives the Company the right to promote, sell and deploy the Triton product line of non-depository, indoor cash dispensers. The license agreement has an indefinite useful life. The cost of this license agreement was treated as a non-amortized intangible asset and capitalized in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 and is tested for impairment at least annually.

As part of the Company's decision to discontinue its cash dispenser operations, the Company is attempting to sell their rights under the license agreement to a third-party. Accordingly, the license agreement is classified as held for sale and, based on the estimated net proceeds expected to be received upon sale of the rights under the license agreement, has been written down to its net realizable value of $25,000. An impairment loss in the amount of $25,000 was recognized in 2004 related to this write down which is recognized in loss from operations of the discontinued component.

The Company issues certain stock-based compensation, which is described more fully in Note 8. The Company accounts for options and other stock-based compensation to employees under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net loss with respect to options because no options have been granted to employees. Compensation expense for stock options and warrants to purchase stock granted to non-employees is measured using a fair value valuation model at the date of the grant multiplied by the number of options and warrants granted. When the Company issues shares to employees and others, the shares are valued based on the market price at the date the shares are approved for issuance.

Results of Operations

The Company recorded no revenues from continuing operations for the fiscal year ended December 31, 2004 and for the fiscal year ended December 31, 2003.

In 2004 there was a $23,104 loss from the discontinued operation of the sale of cash dispensers. This loss includes a $25,000 impairment write down on the license agreement related to our sale of cash dispensers.

Losses

Net loss for the year ended December 31, 2004 was $224,152 compared to a net loss of $228,088 in the year ended December 31, 2003.

The Company expects that it may continue to incur losses until such time as it acquires profitable operations.

Expenses

General and administrative expenses for the year ended December 31, 2004, were $253,953 compared to $286,908 for the year ended December 31, 2003. The decrease in general and administrative expenses was the result of downsizing of the Company's operations.

The interest expense for the year ended December 31, 2004 was $27,095 compared to $80,580 for the year ended December 31, 2003. The reason for the decrease was primarily as a result of the settlement in 2004 of the JTE Management Debt which had been accruing interest.

Impact of Inflation

The Company believes that inflation may have a negligible effect on future operations. The Company believes that it may be able to offset inflationary increases in the cost of sales by increasing sales and improving operating efficiencies.

Liquidity and Capital Resources

Cash used by operations was $109,444 for the year ended December 31, 2004, and cash used by operations was $84,348 for the year ended December 31, 2003. Cash used by operations in 2004 and 2003 was mainly to fund net losses of the company.

Cash flows provided by financing activities was $95,860 for the year ended December 31, 2004 and $130,717 for the year ended December 31, 2003. In 2004, $33,798 was provided by loans from unrelated parties compared to $19,684 in 2003. The decrease is due to less stock issued for cash in 2004.

Cash flows provided by investing activities was $20,000 for proceeds from the sale of the company's investment in Riverside Inc. for the year ended December 31, 2004 compared to cash used in investing activities of $50,000 for the acquisition of the license agreement for the year ended December 31, 2003.

Capital Expenditures

The Company made no significant capital expenditures on property or equipment over the periods covered by this report.

Income Tax Expense (Benefit)

The Company has experienced losses and as a result has net operating loss carry forwards available to offset future taxable income.

ITEM 7.   FINANCIAL STATEMENTS

The Company's financial statements for the fiscal years ended December 31, 2004 and 2003 are attached hereto as pages F-1 through F-15.

NEWMARK VENTURES, INC.

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2004

C O N T E N T S



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

Tel 206.382.7777 • Fax 206.382.7700
http://www.pscpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Newmark Ventures, Inc.

We have audited the accompanying consolidated balance sheet of Newmark Ventures, Inc. and Subsidiary as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newmark Ventures, Inc. and Subsidiary as of December 31, 2004, and the consolidated results of their operations and their cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

April 12, 2005
Seattle, Washington

NEWMARK VENTURES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
December 31, 2004

ASSETS

Current Assets		
Cash	$	6,420
License agreement held for sale		25,000
Total current assets	$	31,420

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities		
Accounts payable and accrued expenses	$	252,744
Accounts payable and accrued expenses, related parties		33,787
Notes payable		72,861
Loans payable		28,387
Total current liabilities		387,779
Stockholders' Equity (Deficit)		
Common stock, $.001 par value, 100,000,000 shares authorized; 5,371,885 shares issued and outstanding		5,372
Common stock issuable; 118,125 shares		118
Additional paid-in capital		7,781,724
Accumulated deficit		(8,143,573)
		(356,359)
	$	31,420

See Notes to Consolidated Financial Statements

NEWMARK VENTURES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenues	$ -	$ -
Expenses		
General and administrative	253,953	286,908
Interest expense	27,095	80,580
Foreign currency exchange loss		23,136
	281,048	390,624
Other		
Gain from partial disposition of subsidiary		116,724
Gain on debt extinguishment		45,812
Gain on debt extinguishment, related party	60,000	
Gain on sale of equity-method investee	20,000	
	80,000	162,536
Loss from continuing operations	(201,048)	(228,088)
Discontinued Operations		
Loss from operations of the discontinued component, including an impairment loss of $25,000 in 2004	(23,104)	
Net Loss	**$ (224,152)**	**$ (228,088)**
Net Loss Per Share (Basic and Diluted)		
Continuing operations	$ (0.04)	$ (0.06)
Discontinued operations	(0.00)	
Net Loss Per Share	**$ (0.04)**	**$ (0.06)**

See Notes to Consolidated Financial Statements

NEWMARK VENTURES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

For the Years Ended December 31, 2004 and 2003

	Common Stock		Common Stock Issuable		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			
Balances, December 31, 2002	5,135,084	$ 5,135	328,630	$ 329	$7,135,064	$(7,691,333)	$ (550,805)
Common stock issuable in 2002 for cash received, issued in 2003	328,630	329	(328,630)	(329)			
Issuance of common stock for services	3,015,485	3,015			157,465		160,480
Issuance of common stock for cash	3,797,639	3,798			71,049		74,847
Common stock issuable for cash received			748,333	748	35,438		36,186
Net loss for the year						(228,088)	(228,088)
Balances, December 31, 2003	12,276,838	12,277	748,333	748	7,399,016	(7,919,421)	(507,380)
Common stock issuable in 2003 for cash received, issued in 2004	433,333	433	(433,333)	(433)			
Issuance of common stock for services	1,000,000	1,000			99,000		100,000
Issuance of common stock for cash	235,000	235			23,265		23,500
Issuance of common stock on exercise of warrants	906,275	906			37,656		38,562
Issuance of common stock on settlement of debt	473,580	474			212,637		213,111
Cancellation of common stock	(1,000,000)	(1,000)			1,000		
One-for-four reverse stock split	(10,743,769)	(10,744)	(236,250)	(236)	10,980		
Three-for-two stock split	1,790,628	1,791	39,375	39	(1,830)		
Net loss for the year						(224,152)	(224,152)
Balances, December 31, 2004	5,371,885	$ 5,372	118,125	$ 118	$7,781,724	$(8,143,573)	$ (356,359)

See Notes to Consolidated Financial Statements

NEWMARK VENTURES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash Flows From Operating Activities		
Net loss	$ (224,152)	$ (228,088)
Adjustments to reconcile net loss to net cash		
used in operating activities		
Gain from partial disposition of subsidiary, net of cash		(120,891)
Gain on debt extinguishment	(60,000)	(45,812)
Gain on sale of equity-method investee	(20,000)	
Foreign currency exchange loss		23,136
Impairment of license agreement	25,000	
Issuance of common stock for services	100,000	160,480
Change in operating liabilities, net of effects		
from disposition of subsidiary		
Accounts payable and accrued expenses	69,708	126,827
Net cash used in operating activities	(109,444)	(84,348)
Cash Flows From Investing Activity		
Acquisition of license		(50,000)
Proceeds from sale of equity-method investee	20,000	
Net cash provided by (used in) investing activities	20,000	(50,000)
Cash Flows From Financing Activities		
Payments on notes payable	(10,394)	
Proceeds from notes and loans payable	44,192	19,684
Proceeds from common stock issued and issuable	62,062	111,033
Net cash provided by financing activities	95,860	130,717
Net increase (decrease) in cash	6,416	(3,631)
Cash, beginning of year	4	3,635
Cash, end of year	$ 6,420	$ 4

Cash payments of $19,000 were made for interest in 2004. No cash was paid for interest in 2003.

No cash payments for income taxes were made in 2004 or 2003.

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company and Summary of Significant Accounting Policies

The Company

Newmark Ventures, Inc. ("the Company") was incorporated in March 1998. The Company is a holding company that was formed to acquire both majority and minority interests in various business operations and assist in their development.

In March 2005, the Company decided to discontinue its operations with respect to their right to promote, sell and deploy the Triton product line of non-depository, indoor cash dispensers under the license agreement obtained in 2003. The decision to discontinue this component was made by management due to the Company's desire to shift its business focus to other unrelated opportunities. Accordingly, as of December 31, 2004, the Company's cash dispenser operations were considered discontinued. The only asset associated with this business component is the license agreement which is now classified as held for sale. The carrying value of the license agreement is classified as a current asset because it is being actively marketed. There are no liabilities associated with this business component. Since this was the Company's only operating component, the Company re-entered the development stage as of January 1, 2005 (See Note 9.)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Investments in entities where the Company owns at least a 20% interest, but does not have control, are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated.

Going Concern

As shown in the financial statements, the Company incurred a net loss of $224,152 and $228,088 in 2004 and 2003, respectively, and has discontinued its only operating component. Further, the Company has net deficiency in capital of $356,359 as of December 31, 2004, and has virtually no working capital. These factors raise concerns about the Company's ability to continue as a going concern.

The Company is seeking other businesses to acquire but it will need additional working capital to be successful in any future business activities. Therefore, continuation of the Company as a going concern is dependent upon engaging in active business operations which produce adequate cash flow and obtaining additional sources of working capital. Management is presently engaged in seeking additional working capital from debt and equity funding and plans to continue to invest in other businesses with funds obtained. However, if its efforts are unsuccessful, the Company may have to cease operations.

The accompanying financial statements do not include any adjustments to the recorded assets or liabilities that might be necessary should the Company fail in any of the above objectives and is unable to operate for the coming year.

Cash

Cash includes checking accounts held at a bank in Canada.

License Agreement Held for Sale

The license agreement gives the Company the right to promote, sell and deploy the Triton product line of non-depository, indoor cash dispensers. The license agreement has an indefinite useful life. The cost of this license agreement was treated as a non-amortized intangible asset and capitalized in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 and is tested for impairment at least annually.

As part of the Company's decision to discontinue its cash dispenser operations, the Company is attempting to sell their rights under the license agreement to a third-party. Accordingly, the license agreement is classified as held for sale and, based on the estimated net proceeds expected to be received upon sale of the rights under the license agreement, has been written down to its net realizable value of $25,000. An impairment loss in the amount of $25,000 was recognized in 2004 related to this write down which is recognized in loss from operations of the discontinued component.

Revenue Recognition

Revenues from the sales of cash dispensers are recognized as the sales are made, the price is fixed and determinable, collectibility is probable and no significant Company obligations remain. The Company recognized $25,500 in revenues from the sale of cash dispensers in 2004 and no revenue in 2003. Revenues for 2004 are included in the loss from operations of the discontinued component in 2004. All revenues from the sales of cash dispensers in 2004 were from one customer.

Warrants

At December 31, 2004, there are warrants outstanding to purchase 1,364,762 shares of the Company's common stock at prices ranging from $.015 to $.05625 per share. The warrants were exercisable on issuance and expire at various dates through December 2005.

Income Taxes

The Company accounts for income taxes in accordance with the liability method. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be utilized against future taxable income.

Earnings Per Share

Basic loss per share is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares. The weighted average number of shares was 5,352,902 and 3,553,415 for the years ended December 31, 2004 and 2003, respectively. Warrants and debt convertible into common shares were not included in the computation of diluted earnings per share for all periods presented because they were anti-dilutive due to the Company's net losses. For purposes of earnings per share computations, shares associated with common stock issuable are included as outstanding as of the date of the receipt of cash for the shares.

Stock Splits

On December 14, 2004, the Board of Directors authorized a one-for-four reverse stock split of the common stock of the Company. Par value of the common stock remained $.001. The Company transferred $10,980 to additional paid-in capital from common stock and common stock issuable in 2004, representing the aggregate par value of the shares redeemed under the reverse stock split. The effect of the reverse stock split has been recognized in all share and per share amounts for all periods presented in these consolidated financial statements.

Subsequent to year-end on March 14, 2005, the Board of Directors authorized a three-for-two stock split of the common stock of the Company. Par value of the common stock remained $.001. The Company transferred $1,830 to common stock and common stock issuable from additional paid-in capital in 2004, representing the aggregate par value of the shares issued under the stock split. The effect of the stock split has been recognized in all share and per share amounts for all periods presented in these consolidated financial statements.

Comprehensive Income

The Company had no items of other comprehensive income in 2004 or 2003.

Fair Value of Financial Instruments

Financial instruments consist of cash, accounts payable and accrued expenses, and notes and loans payable. The fair value of these financial instruments approximates their carrying amounts due to their short-term nature and approximation of current market interest rates.

Stock-Based Compensation

The Company issues certain stock-based compensation, which is described more fully in Note 8. The Company accounts for options and other stock-based compensation to employees under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net loss with respect to options because no options have been granted to employees. Compensation expense for stock options and warrants to purchase stock granted to non-employees is measured using a fair value valuation model at the date of the grant multiplied by the number of options and warrants granted. When the Company issues shares to employees and others, the shares are valued based on the market price at the date the shares are approved for issuance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year's consolidated financial statements have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

SFAS No. 151, "Inventory Costs," is effective for fiscal years beginning after June 15, 2005. This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The adoption of SFAS No. 151 is expected to have no impact on the Company's consolidated financial statements.

SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions," is effective for fiscal years beginning after June 15, 2005. This statement amends SFAS No. 66, "Accounting for Sales of Real Estate," to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in American Institute of Certified Public Accountants Statement of Position 04-2, "Accounting for Real Estate Time-Sharing Transactions." The adoption of SFAS No. 152 is expected to have no impact on the Company's consolidated financial statements.

SFAS No. 123(R), "Share-Based Payment," replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This statement requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. The Company is required to apply this statement in the first interim period that begins after December 15, 2005. The Company is currently analyzing the requirements of the adoption of SFAS No. 123(R).

SFAS No. 153, "Exchanges of Nonmonetary Assets" – an amendment of APB Opinion No. 29, is effective for fiscal years beginning after June 15, 2005. This statement addresses the measurement of exchange of nonmonetary assets and eliminates the exception from fair-value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS No. 153 is not expected to have a significant impact on the Company's consolidated financial statements.

FIN No. 46(R) revised FIN No. 46, "Consolidation of Variable Interest Entities", requiring the consolidation by a business of variable interest entities in which it is the primary beneficiary. The adoption of FIN No. 46(R) is expected to have no impact on the Company's consolidated financial statements.

The Emerging Issues Task Force ("EITF") reached consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1") which provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. The FASB issued FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'", which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The adoption of this consensus or FSP is expected to have no impact on the Company's consolidated financial statements.

The EITF reached a consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" ("EITF 04-8"), which addresses when the dilutive effect of contingently convertible debt instruments should be included in diluted earnings (loss) per share. Upon ratification by the Financial Accounting Standards Board, EITF 04-8 will become effective for reporting periods ending after December 15, 2004. The adoption of EITF 04-8 did not have an impact on diluted earnings (loss) per share of the Company.

Note 2. Investment in Riverside, Inc.

Riverside, Inc. ("Riverside"), through its two wholly-owned subsidiaries, provided investigation services to corporations and individuals. As of January 1, 2003, the Company's ownership interest in Riverside was reduced from 51.3% to 20.5%. As of that date, the Company no longer exercised control over Riverside but did retain an element of significant influence. Accordingly, effective January 1, 2003, the Company no longer consolidated Riverside as it did in 2002 and instead accounted for Riverside under the equity method of accounting. The Company recognized a gain in the amount of $116,724 to the extent that the liabilities of Riverside exceeded its assets at the effective date of the change in method of accounting for its investment, January 1, 2003. The investment in Riverside under the equity method was restored to zero as of the date of the transaction since the Company had no obligation to fund existing accumulated losses or any future losses. Because the Company's investment in Riverside was restored to zero, the Company's share of prior losses had not been recognized. The Company had suspended the equity method of accounting for its investment in Riverside. Accordingly, no additional losses from Riverside were to be recognized and no income was to be recognized until the Company's share of prior losses had been recovered.

During 2004, the Company sold its interest in Riverside for $20,000 to five stockholders of the Company. The Company's basis in Riverside was zero and thus the Company recorded a gain of $20,000 related to this sale.

Note 3. Income Taxes

The reconciliation of income tax on the loss from continuing operations computed at the federal statutory rate to income tax expense is as follows:

	December 31		
	2004		2003
Tax at statutory rate	$ (68,400)	$	(77,600)
Gain on partial disposition of Riverside			(39,700)
Other			11,000
Change in valuation allowance for deferred tax assets	68,400		106,300
Income tax expense	$ -	$	-

The Company's deferred tax asset is as follows:

	December 31, 2004
Deferred tax assets	
Net operating loss carryforwards	$ 1,495,000
License agreement impairment	8,500
	1,503,500
Less valuation allowance	(1,503,500)
Income tax expense	$ -

The total change in the valuation allowance for deferred tax assets for 2004 and 2003 was $76,500 and $106,300, respectively. In 2004, $8,100 of the change in the valuation allowance was related to discontinued operations.

The Company's U.S. net operating loss carryforwards will expire in the years ending December 31 as follows:

2018	$ 39,000
2019	
2020	
2021	
2022	
2023	
2024	
	$ 4,396,000

Note 4. Notes Payable

Notes payable to an individual, $16,560 due November 2005 and $20,000 due December 2005, including interest at 10% accrued monthly, secured by all assets and revenues of the Company, convertible to common stock of the Company at a per share amount to be negotiated between the Company and the note holder when presented for conversion by the note holder. No beneficial conversion feature has been recorded in connection with this note	$ 36,560
Note payable to a company, due on demand, including interest at 6% accrued monthly, unsecured	20,000
Note payable to an individual, due on demand, including interest at 6% accrued monthly, secured by all assets and revenues of the Company	9,301
Note payable to a company, due on demand, including interest at 6% accrued monthly, secured by all assets and revenues of the Company	7,000
	$ 72,861

Note 5. Loans Payable

The Company had various loans payable at December 31, 2004, all of which are unsecured and due on demand and bear interest at 12%.

Note 6. Related Party Transactions

During 2004 and 2003, the Company incurred approximately $12,300 and $35,000, respectively, for consulting services to a stockholder which is included in general and administrative expenses.

During 2004, a former officer and director of the Company, and current stockholder, forgave $60,000 owed to him for wages earned by him in his capacity as an officer of the Company.

During 2003, the Company issued 187,500 shares to three individuals for services in their capacity as directors of the Company. The issuance of these shares resulted in a charge to operations of $7,000 included in general and administrative expenses in 2003.

Note 7. Legal Proceedings

In 2002, a Company vendor filed suit against the Company for services and expenses. During 2004, a court entered a judgment against the Company in the amount of CDN$275,425 (US$213,111). Of this amount, $80,169 was recorded as interest expense in 2003 as stated in the judgment rendered by the court and the remaining amount was expensed in prior years, exclusive of related foreign currency exchange losses. The Company settled the debt in full through issuance of 473,580 shares of common stock of the Company in 2004 and no remaining obligations exist.

In October 2000, a former employee of the Company filed a claim asking for approximately CDN$22,600 (US$18,777 at December 31, 2004) for unpaid expenses and salary and vacation pay, and CDN$40,000 (US$33,234 at December 31, 2004) in general damages based upon a claim of unreasonable termination of employment. The Company's management is of the opinion that the claims are without merit and the Company has not been contacted by the former employee since 2000, so the financial statements do not include a liability for this claim.

Note 8. Common Stock Issued for Services

The Company has reserved a total of 1,312,500 shares of its common stock to be issued to employees and others. Shares were issued to nonemployees from this reserve amounting to none in 2004 and 741,224 shares in 2003 for services rendered. These shares were valued based on market value at dates issued which amounted to $111,592 in 2003 included in general and administrative expenses.

The Company also issued nonreserved shares of common stock of 375,000 shares in 2004 and 389,583 shares in 2003 for services rendered by employees and nonemployees. These shares were valued based on market value at date of issuance and are included in general and administrative expenses amounting to $100,000 in 2004 and $48,888 in 2003.

Note 9. Subsequent Event

Due to the Company's decision to discontinue their cash dispenser operations in 2005 the Company has re-entered the development stage effective January 1, 2005, and is currently pursuing a development project to provide internet users of all ages and interests a safe, stimulating and multi-faceted multi-use web environment.

Subsequent to year-end, the Company received $10,000 from a stockholder under a note. The note is due March 2006 and bears interest at 10%.

ITEM 8.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 8A.   CONTROLS AND PROCEDURES

The Company's president (the "Certifying Officer") acts both as the Company's chief executive officer and chief financial officer and is responsible for establishing and maintaining disclosure controls and procedures for the Company. The Certifying Officer has concluded (based upon an evaluation of the controls and procedures as of the end of the period covered by this report) that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in this report is accumulated and communicated to management, including our principal executive officers as appropriate, to allow timely decisions regarding required disclosure.

There was no change in our internal controls over financial reporting during the year ended December 31, 2004 that has materially affected, or that is reasonably likely to materially affect our internal control over financial reporting.

Our management, including the Certifying Officer, does not expect that our disclosure controls or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of these inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

PART III

ITEM 9.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Name	Age	Position(s) and Office(s)
Roderick Shand	51	President and Director
Paul Bains	35	Secretary and Director

Roderick Shand, Age 51

Mr. Shand holds a Honors Bachelor of Science degree from the University of Wales and was warded a Fellowship in Systems and Management from the City of London University, London UK in 1986.

From 1979 to 1982 Mr. Shand was employed by British Rail Research in Derby, United Kingdom as a Scientific Officer Providing mathematical and software support to other research units working in signaling, telecommunications, traction engineering, timetabling and civil engineering.

From 1982 to 1993 Mr. Shand was employed by International Computers Ltd ('ICL"), London, UK. ICL was a large international computer manufacturer. Mr. Shand joined as a programmer/designer in their R&D Division, and was rapidly promoted to team leader and then to project manager. He led teams prototyping the international electronic mail (X.400) standards, developing integrated voice / data workstation applications, and producing data communications protocol stacks embedded in workstation firmware. After a one-year Fellowship at the London City University, London UK he returned to ICL as International Project Control Manager. His responsibilities included designing, managing, auditing and repairing software projects in Asia, Africa, the Middle East, and in Eastern and Western Europe. Large projects included banks, universities, telecommunications and hospitals. Many of these projects required multi-language development, in some cases in non-Latin alphabets (Cyrillic, Arabic), and often in a non-western business and social milieu (Eastern Europe was still Communist when I started in this role). I often found that the problems projects were facing were due not to real technical problems, but to the different ways that HQ (London) and the field (Cairo, Budapest, Nairobi…) described, interpreted, and reacted to 'events'.

From 1988 to1992 Mr. Shand was responsible for ICL's business in Malta, Greece and Cyprus. This was a general management and sales role, but the small size of the operation required substantial technical input. In these markets, contacts were often ministers or senior civil servants, and he liaised closely with our embassies and trade delegations.

In 1993 Mr Shand became the Business Manager for ICL's Secure Payments Systems AB (Linköping, Sweden), a hardware and software subsidiary developing security and encryption systems for banking, retail and government security applications.

From 1993 to 1997 Mr. Shand was a Management Consultant in the UK and Canada Working primarily for telephone companies, he developed and managed the deployment of software for subscriber and inter-carrier billing, traffic auditing, fraud detection, and calling card management. After a year of extensive research, he published three papers on software project management in 1994. Two of these won the Outstanding Paper of the Year award from the IEEE Professional Communication Society in 1995.

From 1997 to 2001 Mr. Shand was the Vice President, Network Research and Director of Botting Systems Inc. Vancouver, BC Canada. His principal role was to do the primary research on data network traffic (SS7), relate it to voice network traffic, and produce working software prototypes which were then handed to the development team for commercialization.

March 2001 to present Mr. Shand has been a consultant in the software development industry.

Paul Bains, Age 35

Mr. Bains has worked as a realtor with Sutton Centre Realty based in Vancouver, British Columbia for the past five years.

Compensation of Directors

The Company's directors are not currently compensated for their services as directors of the Company. Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings.

Board of Directors Committees

The board of directors has not yet established an audit committee or a compensation committee. An audit committee typically reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, the Company will be required to establish an audit committee. The board of directors has not yet established a compensation committee.

Compliance with Section 16(a) of the Exchange Act

Based solely upon a review of Forms 3, 4 and 5 furnished to the Company, the Company is aware of two people who during the fiscal year ended December 31st, 2004 were directors, officers, or beneficial owners of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 during such transitional year as follows:

On April 30, 2004 Mr. Martin Tutschek resigned as the President and accepted the position of Secretary. On September 21, 2004 Mr. Tutschek resigned as an officer and director of the Company. Mr. Tutschek failed to file a Form 3 in a timely manner. Mr. Tutschek further failed to timely file a Form 5 for the year ended December 31, 2004.

On April 30th, 2004 Mr. Francisco Kent Carasquero was appointed to the board of directors of the Company and was also appointed the President and Chief Financial Officer. On September 21, 2004, Mr. Carasquero resigned as an officer and director of the Company. Mr. Carasquero failed to file a Form 3 in a timely manner. Mr. Carasquero further failed to timely file a Form 5 for the year ended December 31, 2004.

On September 21, 2004 Mr. Roderick Shand was appointed to the board of directors of the Company and was also appointed President and Chief Financial Officer. Mr Shand failed to file a Form 3 in a timely manner. Mr. Shand further failed to timely file a Form 5 for the year ended December 31, 2004.

On September 21, 2004 Mr. Paul Bains was appointed to the board of directors of the Company and was also appointed Secretary. Mr. Bains failed to file a Form 3 in a timely manner. Mr. Shand further failed to timely file a Form 5 for the year ended December 31, 2004.

Involvement in Certain Legal Proceedings

To our knowledge, during the past five years, our officers and directors have not:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing;

(2) been convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director of any investment company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws;

(4) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

(5) been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law and the judgment in subsequently reversed, suspended or vacate;

(6) been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Code of Ethics

The Company has adopted a code of ethics in compliance with Item 406 of Regulation S-B that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company has filed a copy of its Code of Ethics as Exhibit 14 to this Form 10KSB. Further, we undertake herewith to provide by mail to any person without charge, upon request, a copy of such code of ethics if we receive the request in writing by mail to:

Newmark Ventures Inc.
Suite 440 – 375 Water Street
Vancouver, B.C., Canada, V6B 5C6

ITEM 10.   EXECUTIVE COMPENSATION

Executive Compensation

Directors are permitted to receive fixed fees and other compensation for their services as directors, as determined by the Board of Directors. No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of the Company during the years 2004, 2003 and 2002. The following table provides summary information for each of the last three fiscal years concerning cash and non cash compensation paid or accrued by the Company to or on behalf of the president.

SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	year	salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options Sars #	LTIP Payouts	All Other Compensation
Kent Carasquero Previous Director	2004	15,000	-	-	1,000,000	-	-	-
	2003	-	-	-	-	-	-	-
	2002	-	-	-	-	-	-	-
Martin Tutschek Previous Director	2004	30,000	-	-		-	-	-
	2003	30,000	-	-	200,000	-	-	-
	2002	-	-	-	100,000	-	-	-
Roderick Shand President	2004	12,000	-	-	-	-	-	-
	2003		-	-	-	-	-	-
	2002		-	-	-	-	-	-
Paul Bains Secretary	2004	9,000	-	-	-	-	-	-
	2003		-	-	-	-	-	-
	2002		-	-	-	-	-	-

Option/SAR Grants in Last Fiscal Year

Not Applicable

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

Not Applicable

Long Term Incentive Plans - Awards in Last Fiscal Year

Not Appicable

Compensation of Directors

Standard Arrangements.

At present, the Company does not pay its directors for attending meetings of the Board of Directors, although the Company may adopt a director compensation policy in the future. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

Other Arrangements.

During the year ended December 31, 2004, and except as disclosed elsewhere in this report, no director of the Company received any form of compensation from the Company for any services provided as a director or officer.

Employment Contracts and Termination of Employment, and Change-in-Control Arrangements.

The chief executive officer and chief financial officer, Roderick Shand is compensated USD $4,000.00 per month as per his employee agreement dated October 1, 2004.

The secretary Paul Bains is compensated USD $3000.00 per month as per his employee agreement dated October 1, 2004.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Company's common stock as of April 15, 2005, with respect to: (i) each person known to the Company to be the beneficial owner of more than five percent of the Company's common stock; (ii) all directors; and (iii) directors and executive officers of the Company as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below. As of April 15, 2005, there were 3,674,006 shares of common stock issued and outstanding.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of class
Common Stock ($0.001 par value)	Roderick Shand President/Chief Executive Officer/Director Suite 440-375 Water Street Vancouver, BC V6B 5C6	0	0%

Common Stock ($0.001 par value)	Paul Bains Secretary Officer/Director Suite 440-375 Water Street Vancouver, B.C. V6B 5C6	0	0%
Common Stock ($0.001 par value)	Rene Hamouth C/O Silbernagel and Company Attn: Andrew Davis 595 Howe St. Suite 700 Vancouver, B.C. V6C 2T5 Canada	317,285	8.7%
Common Stock ($0.001 par value)	Pia Athayde 750 Kenaston Blvd Suite 204 Winnipeg, Manitoba R3N 1Y3	204,311	5.6%
Common Stock ($0.001par value)	Avtar Thind C/O Suite 440-375 Water Street Vancouver, BC V6B 5C6	250,000	6.8%
Common Stock ($0.001par value)	Centrum Bank AG Postfach 1168 FL 9490 Vaduz Lietchenstein	250,000	6.8%
Common Stock ($0.001 par value)	All officers and directors as a group	0	0%

Equity Compensation Plan Information:

In 2003, we adopted an equity compensation plan entitled "The 2003 Benefit Plan of Delta Capital Technologies, Inc." (the "Benefit Plan"). Pursuant to the Plan the Company may issue up to six hundred and twenty five thousand (625,000) shares of the Company's common stock (reverse split adjusted) over a five year period, although the Board may shorten this period. The Plan is intended to aid the Company in maintaining and continuing its development of a quality management team, in attracting qualified employees, consultants, and advisors who can contribute to the future success of the Company, and in providing such individuals with an incentive to use their best efforts to promote the growth and profitability of the Company. A total of 466,333 shares were issued in 2003. No shares were issued from the Plan in 2004; fourteen thousand shares were issued during the quarter ending March 31,2005 and 144,667 shares remain available for issuance.

Stock Option Plans

The company has no stock option plans.

ITEM 12.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Kent Carasquero, previously an officer and director of the Company is compensated $4000.00 per month per his consulting agreement dated October 1,2004.

ITEM 13.   EXHIBITS LIST AND REPORTS ON FORM 8-K

(a)   Exhibits required to be attached by Item 601 of Regulation S-B are listed in the Index to Exhibits beginning on page 36 of this Form 10-KSB, which is incorporated herein by reference

(b)   Reports on Form 8-K. The Company had no reports on Form 8-K during the period covered by this report.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Peterson Sullivan LLC provided audit services to the Company in connection with its annual report for the fiscal years ended December 31, 2004 and 2003. The aggregate fees billed by Peterson Sullivan LLC for the audit of the Company's annual financial statements and a review of the Company's quarterly financial statements were $31,467and $ 36,002.50 respectively.

Audit Related Fees

Peterson Sullivan LLC billed the Company no fees in each of 2004 and 2003 for professional services that are reasonably related to the audit or review of the Company's financial statements that are not disclosed in "Audit Fees" above.

Tax Fees

Peterson Sullivan LLC billed to the Company fees of $2,172 in 2004 and $0 in 2003 for professional services rendered in connection with the preparation of the Company's tax returns for the respective periods.

All Other Fees

Peterson Sullivan LLC billed to the Company no fees in each of 2004 and 2003 for other professional services rendered or any other services not disclosed above.

Audit Committee Pre-Approval

The Company does not have a standing audit committee. Therefore, all services provided to the Company by Peterson Sullivan LLC as detailed above, were pre-approved by the Company's board of directors. Peterson Sullivan LLC performed all work only with their permanent full time employees.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this 15th day of April 2005

Newmark Ventures, Inc.

/s/ Roderick Shand
By: Roderick Shand, Chief Executive and Chief Financial Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Roderick Shand		
Roderick Shand,	Chief Executive Officer	
	Chief Financial Officer and Director	04/15/05
/s/ Paul Bains		
Paul Bains,	Secretary and Director	04/15/05

INDEX TO EXHIBITS

EXHIBIT NO.	PAGE NO.	DESCRIPTION
3(i)(a)	*	Articles of Incorporation dated March 4, 1998. (Incorporated by reference from Form 10SB filed with the SEC on January 5, 2000.)
3(i)(b)	*	Amended Articles of Incorporation dated April 23,1998. (Incorporated by reference from Form 10SB filed with the SEC on January 5, 2000.)
3(i)(c)	*	Amended Articles of Incorporation dated January 4, 2002. (Incorporated by reference from Form 10KSB filed with the SEC on May 21, 2003.)
3(i)(d)	*	Amended Articles of Incorporation dated December 19, 2003. (Incorporated by reference from Form 10KSB filed with the SEC on May 20, 2004.)
3(i)(e)	38	Amended Articles of Incorporation dated November 4, 2004.
3(iii)	*	By-Laws of Delta Capital dated April 23, 1998. (Incorporated by reference from Form 10SB filed with the SEC on January 5, 2000.)
		Material Contracts
10(iii)	*	Share Exchange Agreement dated February 26, 2001 between Delta Capital Technologies, Inc. and Shareholders of Au-Online Inc. (Incorporated by reference from Form 10QSB filed with the SEC on May 21, 2001)
10(iv)	*	Stock Purchase and Sale Agreement dated May 4, 2001 between Delta Capital Technologies, Inc. and Shareholders of UMDN, Inc. (Incorporated by reference from Form 10-QSB filed with the SEC on May 21, 2001)
10(iv)	*	Agreement rescinding Purchase and Sale Agreement of May 4, 2001,dated October 31, 2001. (Incorporated by reference from the 10-QSB filed with the SEC on June 6, 2002)
10(i)	*	Debt Settlement Agreement dated January 8, 2002 between Delta Capital Technologies, Inc. and Bayside Management Corp. (Incorporated by reference from the 10-QSB filed with the SEC on June 6, 2002.)
10(ii)	*	Debt Settlement Agreement dated January 9, 2002 between Delta Capital Technologies, Inc. and Churchill Resource Group, Inc. (Incorporated by reference from the 10-QSB filed with the SEC on June 6, 2002.)
10(iii)	*	Debt Settlement Agreement dated January 9, 2002 between Delta Capital Technologies, Inc. and BP Equity Management Corp. (Incorporated by reference from the 10-QSB filed with the SEC on June 6, 2002.)
10(iv)	*	Debt Settlement Agreement dated January 9, 2002 between Delta Capital

Technologies, Inc. and Jeff Young. (Incorporated by reference from the 10- QSB filed with the SEC on June 6, 2002.)

| 10(v) | * | Debt Settlement Agreement dated January 10, 2002 between Delta Capital Technologies, Inc. and Bonanza Mgmt. LTD. (Incorporated by reference from the 10-QSB filed with the SEC on June 6, 2002.) |

| 10(vi) | * | Debt Settlement Agreement dated January 10, 2002 between Delta Capital Technologies, Inc. and Peter Kent Carasquero. (Incorporated by reference from the10-QSB filed with the SEC on June 6, 2002.) |

| 10(vii) | * | Debt Settlement Agreement dated January 10, 2002 between Delta Capital Technologies, Inc. and Hospitality Financial Services LTD. (Incorporated by reference from the 10-QSB filed with the SEC on June 6, 2002.) |

| 10(viii) | * | Fee Agreement dated January   2002 between Delta Capital Technologies, Inc. and Kent Carasquero. (Incorporated by reference from the 10-QSB filed with the SEC on June 6, 2002.) |

| 10(ix) | * | Stock Purchase and Sale Agreement dated March 8, 2002 between Delta Capital Technologies, Inc. and Homelands Security Inc. (Incorporated by reference from the 10QSB filed with the SEC on June 6, 2002.) |

| 10(x) | * | Debt Settlement Agreement dated November 11, 2002 between Delta Capital Technologies, Inc. and Jam Corporate Consultants Ltd. (Incorporated by reference from Form 10KSB filed with the SEC on May 21, 2003 |

| 10(xi) | * | License Agreement between Delta Capital Technologies, Inc. and Net Cash Services. Inc (Incorporated by reference from Form 10KSB filed with the SEC on May 21, 2003 |

| 10(xii) | * | Employee Agreement dated April 30, 2004 between Newmark Ventures Inc. and Kent Carasquero. (Incorporated by reference from Form 10KSB filed with the SEC on May 20, 2004 |

| 10(xiii) | * | Employee Agreement dated April 30, 2004 between Newmark Ventures Inc. and Martin Tutschek. (Incorporated by reference from Form 10KSB filed with the SEC on May 20, 2004) |

| 10(xiv) | | Employee Agreement dated October 1, 2004 between Newmark Ventures Inc. and Roderick Shand. |

| 10(v) | | Employee Agreement dated October 1, 2004 between Newmark Ventures Inc. and Mr. Paul Bains. |

| 10(vi) | | Consulting Agreement dated October 1, 2004 between Newmark Ventures Inc. and Kent Carasquero. |

| 10(vii) | | Letter of Intent dated April 14, 2005 between Newmark Ventures, Inc. and Sygenics Interactive Inc. |

14	Code of Ethics
31	Certification Pursuant to Rule 13a-14(A)/15d-14(A) of the Securities Act of 1934 as amended, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification Pursuant to 18 U.S.C. Section 1350, Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 3(i)(d)


STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
NEWMARK VENTURES, INC.


A corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation").

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Newmark Ventures, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "4" so that, as amended, said Article shall be and read as follows:

The total number of authorized shares of the capital stock of the Corporation is 100,000,000 of common stock $.001 par value ("Common Stock")

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF: the undersigned hereby duly executes this Certificate of Amendment hereby declaring and certifying under penalty of perjury that this is the act and deed of the Corporation and the facts herein stated are true, this 4th day of November 2004.

/ss/ Roderick Shand
Roderick Shand, President

EXHIBIT 10 (xiv)

EMPLOYMENT AGREEMENT

THIS AGREEMENT dated for reference the 1st day of October 2004.

BETWEEN:

> **RODERICK SHAND**
>
> (herein called "Employee")

AND:

> **NEWMARK VENTURES, INC.**, a company duly incorporated under the laws of Delaware
>
> (hereinafter called the "Corporation" or "NEWMARK")

WHEREAS:

    A.   The Corporation is involved in mining exploration and development. (the "**Business**").

    B.   The Employee will be employed by the Corporation as the President

    C.   The Corporation expends significant time, energy and funds to maintain its relationships with its clients and customers, and information relating to its clients and customers and its method of conducting business is highly confidential. Therefore, it is important that the Employee agrees to certain restrictive covenants with respect to confidential information and clientele or shareholders of the Corporation.

    NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

For purposes of this Agreement, the following terms shall have the meanings set forth below:

a) **"Board"** means the Board of Directors of the Corporation.

b) **"Cause"** means:

      i.   any material dishonesty by the Employee in connection with his dealings with the Corporation or any Client, Customer or Shareholder;

      ii.   any willful violation of a material provision of this Agreement;

      iii.   the material failure of the Employee to perform his duties hereunder, resulting in damage to the Corporation;

      iv.   a violation of any of the covenants contained in Article 8 hereof;

      v.   conviction or admission of a crime which is regarded at law as a felony;

      vi.   the habitual consumption of and being under the influence of illegal drugs or alcoholic beverages while on working time which affects the performance by the Employee of his duties and responsibilities.

c) **"Customer"** means any person, trust, partnership, corporation or other entity for which the Corporation (i) rendered services during the twenty-four (24) months preceding the termination of employment of the Employee; (ii) made a written proposal for services during the twenty-four (24) months preceding the termination of employment of the Employee; or (iii) anticipates that a written proposal will be made based upon contacts or solicitation during the twenty-four (24) months preceding the termination of employment of the Employee; and (iv) all persons, trusts, partnerships, corporations or other entities affiliated with, controlling, controlled by or under common control with any of the foregoing.

d) **"Fiscal Year"** means the taxable year of the Corporation for Federal income tax purposes.

e) **"Party"** means and includes, whenever the context permits, all of the signatories of this Agreement and their respective successors and Legal Representatives.

f) **"Person"** means a natural person, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

g) **"Wholly Disabled"** means physical or mental impairment which entitles the Employee to receive benefits for total disability pursuant to the Social Security Act, or when, as a result of personal injury or sickness, he is so disabled that he is prevented from performing the principal duties of his employment and is under the regular care and attendance of a currently licensed physician or surgeon.

ARTICLE 2

EMPLOYMENT AND DUTIES

The Employee will be employed as the President of Newmark.

The Employee's duties with respect to the Corporation shall include:

a) managing the day to day operational affairs of the Company:
b) overseeing all routine banking and financial matters, and assisting the Board as a planner and advisor in all non-routine banking affairs and relations (non-routine to include any loans or the re-financing of any current or future loans held by the Company);
c) expansion of the Business;
d) maintaining favorable relationships with existing Customers and Shareholders; and
e) Preparing, reviewing, editing, management and coordination of contractual and regulatory filing documents

ARTICLE 3
TERM

Except as may be otherwise provided herein, the term of the Employee's employment with the Corporation shall continue from the date of this Agreement and will be reviewed by Newmark each year for renewal.

3.1 Termination by Corporation Without Cause. The term of employment shall terminate, at any time, if the Corporation gives the Employee written notice, and the effective date shall be the date of such notice unless otherwise stipulated by Corporation, provided that:
   a) In the event of termination with or without Cause during the first year of the Agreement, Corporation shall pay the Employee that amount equal to the prorated amount of his then-current Base Salary representing a six month period.
   b) In the event of termination with or without Cause during the second year of the Agreement, Corporation shall pay the Employee an amount equal to the prorated amount of his then-current Base Salary representing a twelve month period.

3.2 Disability. The term of employment shall terminate if the Employee becomes Wholly Disabled and the Corporation gives written notice of termination to Employee and such termination shall be considered without Cause for purposes of this Article 3.
3.3 Death. The term of employment shall terminate upon the death of the Employee and such termination shall be considered without Cause for purposes of this Article 3.
3.4 Voluntary Withdrawal By Employee. The term of employment shall terminate if the Employee gives to the Corporation prior written notice of voluntary termination and the effective date of the termination. At the sole option of the Corporation, such termination may be considered termination with Cause for purposes of this Article 3. The effective date of any voluntary withdrawal shall be not less than ninety (90) nor more than one hundred & eighty (180) days after the date of the notice of voluntary termination. At any time prior to the effective date of such termination as designated in such notice of voluntary termination, the Corporation may accelerate the effective date of termination by giving notice thereof to the Employee. Such accelerated effective date of termination shall be designated in the Corporation's notice of acceleration and may be the date of the giving of notice of acceleration by the Corporation or any date thereafter which is prior to the effective date designated in the Employee's original notice.

ARTICLE 4
COMPENSATION

4.1   Base Salary.

a) **Amount of Salary.** The Employee shall receive a Base Salary of USD $4,000 per month subject to such increases, if any, deemed appropriate by the Board

b) **Payment of Base Salary.** The Base Salary shall be paid in equal installments in accordance with the normal payroll policies of the Corporation, which shall not be less frequently than monthly.

c) **Payment of shares.** On the one year anniversary date of this contract (October 1, 2005) the "Anniversary Date" Employee shall receive two and one half percent (2.5%)of the then total issued and outstanding common shares of the Company.

d) **Anniversary Date.** The employee must remain an employee of the Company until the Anniversary Date to be entitled to the Payment Shares. In the event the employee is terminated with or without Cause during the first year of the Agreement the payment shares will be payable on a prorated basis.

ARTICLE 5

FRINGE BENEFITS

a) **Insurance**. In the event that and so long as the Corporation maintains the following plans, the Corporation will provide the Employee with Directors Liability Insurance.

ARTICLE 6
Representations, Warranties and Covenants

a) **Representations, Warranties and Covenants of Corporation**. Corporation as of the date hereof represents, warrants and covenants to Employee as follows:

The Corporation is a corporation duly organized, legally existing and in good standing under the laws of the State of Florida and has the corporate power and authority to own its properties and to carry on its business as now being conducted.

The Corporation (i) has the requisite corporate power and authority to enter into and perform this Agreement; (ii) the execution and delivery of this Agreement by the Corporation and the consummation of the transactions contemplated hereby have been duly authorized by the Board and no further consent or authorization of the Corporation or its Board or shareholders is required; (iii) this Agreement has been duly executed and delivered by the Corporation; and (iv) this Agreement constitutes a valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

b) **Representations, Warranties and Covenants of Employee**. Employee hereby as of the date hereof represents, warrants and covenants to Corporation that the Employee has the ability to enter into this Agreement without breaching any other contract, including, but not limited to, any employment agreement, non-competition agreement or covenant not to compete violating any law or administrative regulation and this Agreement constitutes a valid and binding obligation of Employee, enforceable against Employee in accordance with its terms.

ARTICLE 7

RESTRICTIVE COVENANTS

a) **Acknowledgments as to Customers and Trade Secrets**. The Employee acknowledges (i) that he shall have access to the internal business organization, and other highly confidential information and matters of the Corporation ; (ii) that the Corporation has a proprietary interest in their customers and internal business records and procedures; (iii) that all documents and information concerning the method of conducting business, sales, prices and costs of the Corporation and specialized requirements of the Corporation are highly confidential and constitute trade secrets of the Corporation; (iv) that the Corporation have expended considerable funds to maintain their business relationships, and (v) that the Corporation has a proprietary interest in and to their trade secrets. All of the foregoing trade secrets of the Corporation and the Subsidiary shall be referred to in this Agreement individually as a "Trade Secret" or collectively as the "Trade Secrets".

b) **Confidentiality and Use**. In recognition of the acknowledged importance and sensitivity of the Trade Secrets to which the Employee has access, the Employee agrees that during the Employee's term of employment with the Corporation and forever following the termination of his employment with the Corporation for any reason, with or without cause or voluntarily, the Employee shall not, directly or indirectly, sell, alienate, transfer, assign or divulge any of the Trade Secrets of the Corporation or the Subsidiary to any past, present or potential customer or competitor of the Corporation, nor shall the Employee use the Trade Secrets of the Corporation or the Subsidiary for his own benefit or for the benefit of any person or entity with whom he is employed or has an economic interest.

c) **Solicitation of Customers**. The Employee agrees that, for the term of the Employee's employment with the Corporation and for a period of twenty-four months (24) following the termination of his employment with the Corporation for any reason, with or without cause or voluntarily, the Employee shall not solicit, directly or indirectly, on his own behalf, nor on behalf of any corporation, partnership, joint venture, individual or other Person other than the Corporation, the business of any Customer.

d) **Solicitation of Employees**. The Employee agrees that, for the term of the Employee's employment with the Corporation and for a period of twenty-four months (24) following the termination of his employment with the Corporation for any reason, with or without cause or voluntarily, the Employee shall not offer, directly or indirectly, employment to any employee of the Corporation employed during the Employee's employment or employed by the Corporation in the twenty four (24) months following Employee's termination, regardless of whether such offer be on Employee's own behalf or on behalf of any corporation, partnership, joint venture, individual or other Person other than the Corporation, nor will Employee, directly or indirectly, cause any corporation, partnership, joint venture, individual or other Person other than the Corporation to hire any such employee of the corporation.

e) **Restriction on Competition**. In recognition of the acknowledged importance and sensitivity of the Trade Secrets to which the Employee has access and the legitimate needs of Corporation to protect and enjoy its goodwill and customer relationships, the Employee agrees that for a period of two (2) years following the termination of his employment with the Corporation for any reason, with or without cause or voluntarily, Employee shall not, within a radius of twenty (20) miles of the Corporation, directly or indirectly, own, operate, manage, control, consult with, be a joint venture with, advise, or be engaged as an employee or otherwise by any Person, or own any securities of any Person, which sells products or services similar to those sold or offered by the Corporation.

f) **Reasonable Limit**. The parties have attempted to limit the Employee's ability and right to compete only to the extent necessary to protect the Corporation from unfair competition. If, however, the scope or enforceability of the restrictive covenants contained in this Agreement are in any way disputed at any time, a court or other trier of fact may modify and enforce the covenants to the extent that it believes is reasonable under the circumstances existing at that time.

g) **Computation of Damages**. The Employee agrees that if he breaches the restrictive covenants set forth in this Agreement, he shall pay the actual damages which the Corporation sustains following such breach. In addition to the actual damage amount, the Employee shall pay the reasonable attorneys' fees, costs and professionals' fees of the Corporation that arise from or are associated with the Employee's breach of any such restrictive covenant.

h) **Continuing Nature of Damages**. The Employee acknowledges that upon breaching the restrictive covenants contained in this Agreement, he will cause damage of an irreparable and continuing nature to the Corporation for which money damages may not provide adequate relief. Therefore, the Employee agrees that in addition to any money damages, which only compensate the Corporation for damages they have already suffered, the Corporation is also entitled to obtain an injunction for the remainder of the period specified in the restrictive covenant which the Employee breached. Employee acknowledges that he will be able to earn a living without violating the restrictive covenants contained in this Agreement.

i) **Cumulative Remedies**. The remedies contained in this Article are in addition to any other remedies either specified in this Agreement or otherwise available.

j) **Survival of Covenants**. The Employee's duties and obligations under this Article shall survive the termination of this Agreement or any of the provisions of this Agreement. If the Corporation resorts to the courts for enforcement of these restrictive covenants, then the duration of the restrictive covenants shall be extended for a period of time equal to the period of such breach, commencing on the date of a final court order, settlement agreement or the award of any mediator or arbitrator.

ARTICLE 8

RETURN OF DATA

Upon the termination of the Employee's employment with the Corporation for any reason, the Employee shall promptly return to the Corporation all notes, data, reference materials, logos, estimates, proposals, artwork, memoranda, documents, instruments, records and all other information which in any way incorporates or reflects the Corporation's Customer names, customer lists, or other Trade Secrets or any information related to Trade Secrets.

ARTICLE 9

GENERAL

a) **Termination of Agreement**. In addition to any other provisions of this Agreement, this Agreement shall terminate upon the happening of any one of the following events:

b) **Agreement**. The parties execution of an instrument that specifically terminates this Agreement;

c) **Bankruptcy**. The expiration of thirty (30) days following the filing of a petition in bankruptcy by or against the Corporation, if such petition is not dismissed during such thirty (30) day period; or

d) **Dissolution**. The voluntary or involuntary dissolution of the Corporation.

e) **Prior Rights Preserved**. Nothing contained in this Section shall affect or impair any of the rights or obligations arising prior to or at the time of the termination of this Agreement, or which may arise by any event causing the termination of this Agreement. Articles 7 and 8 of this Agreement shall survive the termination of this Agreement for any reason.

f) **Cessation of Payments**. In the event of termination pursuant to this Article, then Employee's right to termination pay and COBRA payments in accordance with Section 3.1 shall immediately cease. Additionally, all benefits to the Employee shall cease immediately upon termination under this Article.

g) **Notices**. All notices, requests, consents, approvals or agreements concerning this Agreement shall be given in writing either by actual delivery of the notice into the hands of the Party entitled to receive it, or by mailing such notice by registered or certified mail, return receipt requested, in which case the notice shall be deemed to be given on the date of its mailing. All such notices shall be addressed as follows:

    i. **If to the Corporation:**

    ii. **If to the Employee:**

h) **Personal Services**. This is an agreement for personal services and as such the Employee may not assign any of his rights, duties and obligations under this Agreement.

i) **Binding Effect**. This Agreement shall be binding upon and inure to the benefit of the Employee and the Corporation, as well as their respective heirs, personal representatives and assigns.

j) **Complete Understanding**. This Agreement constitutes the complete understanding between the parties and supersedes any prior understanding between the parties whether written or oral. No alteration or modification of any of this Agreement's provisions shall be valid unless made in writing and signed by all parties.

k) **Applicable Law**. The laws of the State of Florida and the Province of British Columbia shall govern this Agreement irrespective of the fact that one or more of the parties now is or may become a resident of a different province, jurisdiction or state.

l) **Severability**. In the event a court of competent jurisdiction adjudicates any one or more of this Agreement's provisions as invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any of this Agreement's other provisions, and this Agreement shall be construed as if it had never contained such invalid, illegal or unenforceable provision.

m) **Execution**. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and such counterparts together will constitute one instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

Signed, Sealed and Delivered by	)	
RODERICK SHAND	)	
Was hereunto affixed in the presence of:	)	
	)	
_____	)	_____
		RODERICK SHAND

Signed, Sealed and Delivered by	)	
NEWMARK VENTURES INC.	)	
was hereunto affixed in the presence of:	)	
	)	_____
_____	)	PAUL BAINS
		Secretary, Director

EXHIBIT 10 (xv)

EMPLOYMENT AGREEMENT

THIS AGREEMENT dated for reference the 1st day of October 2004.

BETWEEN:

PAUL BAINS

(herein called "Employee")

AND:

NEWMARK VENTURES, INC., a company duly incorporated under the laws of Delaware

(hereinafter called the "Corporation" or "NEWMARK")

WHEREAS:

   A.   The Corporation is involved in mining exploration and development. (the "**Business**").

   D.   The Employee will be employed by the Corporation as the President

   E.   The Corporation expends significant time, energy and funds to maintain its relationships with its clients and customers, and information relating to its clients and customers and its method of conducting business is highly confidential. Therefore, it is important that the Employee agrees to certain restrictive covenants with respect to confidential information and clientele or shareholders of the Corporation.

   NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

For purposes of this Agreement, the following terms shall have the meanings set forth below:

   h)   **"Board"** means the Board of Directors of the Corporation.

   i)   **"Cause"** means:

      i.   any material dishonesty by the Employee in connection with his dealings with the Corporation or any Client, Customer or Shareholder;

      ii.   any willful violation of a material provision of this Agreement;

      iii.   the material failure of the Employee to perform his duties hereunder, resulting in damage to the Corporation;

      iv.   a violation of any of the covenants contained in Article 8 hereof;

      v.   conviction or admission of a crime which is regarded at law as a felony;

      vi.   the habitual consumption of and being under the influence of illegal drugs or alcoholic beverages while on working time which affects the performance by the Employee of his duties and responsibilities.

j) **"Customer"** means any person, trust, partnership, corporation or other entity for which the Corporation (i) rendered services during the twenty-four (24) months preceding the termination of employment of the Employee; (ii) made a written proposal for services during the twenty-four (24) months preceding the termination of employment of the Employee; or (iii) anticipates that a written proposal will be made based upon contacts or solicitation during the twenty-four (24) months preceding the termination of employment of the Employee; and (iv) all persons, trusts, partnerships, corporations or other entities affiliated with, controlling, controlled by or under common control with any of the foregoing.

k) **"Fiscal Year"** means the taxable year of the Corporation for Federal income tax purposes.

l) **"Party"** means and includes, whenever the context permits, all of the signatories of this Agreement and their respective successors and Legal Representatives.

m) **"Person"** means a natural person, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

n) **"Wholly Disabled"** means physical or mental impairment which entitles the Employee to receive benefits for total disability pursuant to the Social Security Act, or when, as a result of personal injury or sickness, he is so disabled that he is prevented from performing the principal duties of his employment and is under the regular care and attendance of a currently licensed physician or surgeon.

ARTICLE 2

EMPLOYMENT AND DUTIES

The Employee will be employed as the Secretary of Newmark.

The Employee's duties with respect to the Corporation shall include:

f) overseeing all routine banking and financial matters;

g) maintaining favorable relationships with existing Customers and Shareholders; and

h) Preparing, reviewing, editing, management and coordination of contractual and regulatory filing documents

ARTICLE 3
TERM

Except as may be otherwise provided herein, the term of the Employee's employment with the Corporation shall continue from the date of this Agreement and will be reviewed by NEWMARK each year for renewal.

3.1 Termination by Corporation Without Cause. The term of employment shall terminate, at any time, if the Corporation gives the Employee written notice, and the effective date shall be the date of such notice unless otherwise stipulated by Corporation, provided that:
   c) In the event of termination with or without Cause during the first year of the Agreement, Corporation shall pay the Employee that amount equal to the prorated amount of his then-current Base Salary representing a six month period.
   d) In the event of termination with or without Cause during the second year of the Agreement, Corporation shall pay the Employee an amount equal to the prorated amount of his then-current Base Salary representing a twelve month period.

3.2 Disability. The term of employment shall terminate if the Employee becomes Wholly Disabled and the Corporation gives written notice of termination to Employee and such termination shall be considered without Cause for purposes of this Article 3.

3.3 Death. The term of employment shall terminate upon the death of the Employee and such termination shall be considered without Cause for purposes of this Article 3.

3.4 Voluntary Withdrawal By Employee. The term of employment shall terminate if the Employee gives to the Corporation prior written notice of voluntary termination and the effective date of the termination. At the sole option of the Corporation, such termination may be considered termination with Cause for purposes of this Article 3. The effective date of any voluntary withdrawal shall be not less than ninety (90) nor more than one hundred & eighty (180) days after the date of the notice of voluntary termination. At any time prior to the effective date of such termination as designated in such notice of voluntary termination, the Corporation may accelerate the effective date of termination by giving notice thereof to the Employee. Such accelerated effective date of termination shall be designated in the Corporation's notice of acceleration and may be the date of the giving of notice of acceleration by the Corporation or any date thereafter which is prior to the effective date designated in the Employee's original notice.

ARTICLE 4
COMPENSATION

4.1   Base Salary.

   e) **Amount of Salary.** The Employee shall receive a Base Salary of USD $3,000.00 per month subject to such increases, if any, deemed appropriate by the Board

   f) **Payment of Base Salary.** The Base Salary shall be paid in equal installments in accordance with the normal payroll policies of the Corporation, which shall not be less frequently than monthly.

g) **Payment of shares.** On the one year anniversary date of this contract (October 1, 2005) the "Anniversary Date" Employee shall receive two and one half percent (2.5%)of the then total issued and outstanding common shares of the Company.

h) **Anniversary Date.** The employee must remain an employee of the Company until the Anniversary Date to be entitled to the Payment Shares. In the event the employee is terminated with or without Cause during the first year of the Agreement the payment shares will be payable on a prorated basis.

ARTICLE 5

FRINGE BENEFITS

b) **Insurance**. In the event that and so long as the Corporation maintains the following plans, the Corporation will provide the Employee with Directors Liability Insurance.

ARTICLE 6

Representations, Warranties and Covenants

c) **Representations, Warranties and Covenants of Corporation**. Corporation as of the date hereof represents, warrants and covenants to Employee as follows:

The Corporation is a corporation duly organized, legally existing and in good standing under the laws of the State of Florida and has the corporate power and authority to own its properties and to carry on its business as now being conducted.

The Corporation (i) has the requisite corporate power and authority to enter into and perform this Agreement; (ii) the execution and delivery of this Agreement by the Corporation and the consummation of the transactions contemplated hereby have been duly authorized by the Board and no further consent or authorization of the Corporation or its Board or shareholders is required; (iii) this Agreement has been duly executed and delivered by the Corporation; and (iv) this Agreement constitutes a valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

d) **Representations, Warranties and Covenants of Employee**. Employee hereby as of the date hereof represents, warrants and covenants to Corporation that the Employee has the ability to enter into this Agreement without breaching any other contract, including, but not limited to, any employment agreement, non-competition agreement or covenant not to compete violating any law or administrative regulation and this Agreement constitutes a valid and binding obligation of Employee, enforceable against Employee in accordance with its terms.

ARTICLE 7
RESTRICTIVE COVENANTS

k) **Acknowledgments as to Customers and Trade Secrets**. The Employee acknowledges (i) that he shall have access to the internal business organization, and other highly confidential information and matters of the Corporation ; (ii) that the Corporation has a proprietary interest in their customers and internal business records and procedures; (iii) that all documents and information concerning the method of conducting business, sales, prices and costs of the Corporation and specialized requirements of the Corporation are highly confidential and constitute trade secrets of the Corporation; (iv) that the Corporation have expended considerable funds to maintain their business relationships, and (v) that the Corporation has a proprietary interest in and to their trade secrets. All of the foregoing trade secrets of the Corporation and the Subsidiary shall be referred to in this Agreement individually as a "Trade Secret" or collectively as the "Trade Secrets".

l) **Confidentiality and Use**. In recognition of the acknowledged importance and sensitivity of the Trade Secrets to which the Employee has access, the Employee agrees that during the Employee's term of employment with the Corporation and forever following the termination of his employment with the Corporation for any reason, with or without cause or voluntarily, the Employee shall not, directly or indirectly, sell, alienate, transfer, assign or divulge any of the Trade Secrets of the Corporation or the Subsidiary to any past, present or potential customer or competitor of the Corporation, nor shall the Employee use the Trade Secrets of the Corporation or the Subsidiary for his own benefit or for the benefit of any person or entity with whom he is employed or has an economic interest.

m) **Solicitation of Customers**.   The Employee agrees that, for the term of the Employee's employment with the Corporation and for a period of twenty-four months (24) following the termination of his employment with the Corporation for any reason, with or without cause or voluntarily, the Employee shall not solicit, directly or indirectly, on his own behalf, nor on behalf of any corporation, partnership, joint venture, individual or other Person other than the Corporation, the business of any Customer.

n) **Solicitation of Employees**.   The Employee agrees that, for the term of the Employee's employment with the Corporation and for a period of twenty-four months (24) following the termination of his employment with the Corporation for any reason, with or without cause or voluntarily, the Employee shall not offer, directly or indirectly, employment to any employee of the Corporation employed during the Employee's employment or employed by the Corporation in the twenty four (24) months following Employee's termination, regardless of whether such offer be on Employee's own behalf or on behalf of any corporation, partnership, joint venture, individual or other Person other than the Corporation, nor will Employee, directly or indirectly, cause any corporation, partnership, joint venture, individual or other Person other than the Corporation to hire any such employee of the corporation.

o) **Restriction on Competition**. In recognition of the acknowledged importance and sensitivity of the Trade Secrets to which the Employee has access and the legitimate needs of Corporation to protect and enjoy its goodwill and customer relationships, the Employee agrees that for a period of two (2) years following the termination of his employment with the Corporation for any reason, with or without cause or voluntarily, Employee shall not, within a radius of twenty (20) miles of the Corporation, directly or indirectly, own, operate, manage, control, consult with, be a joint venture with, advise, or be engaged as an employee or otherwise by any Person, or own any securities of any Person, which sells products or services similar to those sold or offered by the Corporation.

p) **Reasonable Limit**. The parties have attempted to limit the Employee's ability and right to compete only to the extent necessary to protect the Corporation from unfair competition. If, however, the scope or enforceability of the restrictive covenants contained in this Agreement are in any way disputed at any time, a court or other trier of fact may modify and enforce the covenants to the extent that it believes is reasonable under the circumstances existing at that time.

q) **Computation of Damages**. The Employee agrees that if he breaches the restrictive covenants set forth in this Agreement, he shall pay the actual damages which the Corporation sustains following such breach. In addition to the actual damage amount, the Employee shall pay the reasonable attorneys' fees, costs and professionals' fees of the Corporation that arise from or are associated with the Employee's breach of any such restrictive covenant.

r) **Continuing Nature of Damages**. The Employee acknowledges that upon breaching the restrictive covenants contained in this Agreement, he will cause damage of an irreparable and continuing nature to the Corporation for which money damages may not provide adequate relief. Therefore, the Employee agrees that in addition to any money damages, which only compensate the Corporation for damages they have already suffered, the Corporation is also entitled to obtain an injunction for the remainder of the period specified in the restrictive covenant which the Employee breached. Employee acknowledges that he will be able to earn a living without violating the restrictive covenants contained in this Agreement.

s) **Cumulative Remedies**. The remedies contained in this Article are in addition to any other remedies either specified in this Agreement or otherwise available.

t) **Survival of Covenants**. The Employee's duties and obligations under this Article shall survive the termination of this Agreement or any of the provisions of this Agreement. If the Corporation resorts to the courts for enforcement of these restrictive covenants, then the duration of the restrictive covenants shall be extended for a period of time equal to the period of such breach, commencing on the date of a final court order, settlement agreement or the award of any mediator or arbitrator.

ARTICLE 8

RETURN OF DATA

Upon the termination of the Employee's employment with the Corporation for any reason, the Employee shall promptly return to the Corporation all notes, data, reference materials, logos, estimates, proposals, artwork, memoranda, documents, instruments, records and all other information which in any way incorporates or reflects the Corporation's Customer names, customer lists, or other Trade Secrets or any information related to Trade Secrets.

ARTICLE 9

GENERAL

n) **Termination of Agreement**. In addition to any other provisions of this Agreement, this Agreement shall terminate upon the happening of any one of the following events:

o) **Agreement**. The parties execution of an instrument that specifically terminates this Agreement;

p) **Bankruptcy**. The expiration of thirty (30) days following the filing of a petition in bankruptcy by or against the Corporation, if such petition is not dismissed during such thirty (30) day period; or

q) **Dissolution**. The voluntary or involuntary dissolution of the Corporation.

r) **Prior Rights Preserved**. Nothing contained in this Section shall affect or impair any of the rights or obligations arising prior to or at the time of the termination of this Agreement, or which may arise by any event causing the termination of this Agreement. Articles 7 and 8 of this Agreement shall survive the termination of this Agreement for any reason.

s) **Cessation of Payments**. In the event of termination pursuant to this Article, then Employee's right to termination pay and COBRA payments in accordance with Section 3.1 shall immediately cease. Additionally, all benefits to the Employee shall cease immediately upon termination under this Article.

t) **Notices**. All notices, requests, consents, approvals or agreements concerning this Agreement shall be given in writing either by actual delivery of the notice into the hands of the Party entitled to receive it, or by mailing such notice by registered or certified mail, return receipt requested, in which case the notice shall be deemed to be given on the date of its mailing. All such notices shall be addressed as follows:

   i.   If to the Corporation:

   ii.   If to the Employee:

u) **Personal Services**. This is an agreement for personal services and as such the Employee may not assign any of his rights, duties and obligations under this Agreement.

v) **Binding Effect**. This Agreement shall be binding upon and inure to the benefit of the Employee and the Corporation, as well as their respective heirs, personal representatives and assigns.

w) **Complete Understanding**. This Agreement constitutes the complete understanding between the parties and supersedes any prior understanding between the parties whether written or oral. No alteration or modification of any of this Agreement's provisions shall be valid unless made in writing and signed by all parties.

x) **Applicable Law**. The laws of the State of Florida and the Province of British Columbia shall govern this Agreement irrespective of the fact that one or more of the parties now is or may become a resident of a different province, jurisdiction or state.

y) **Severability**. In the event a court of competent jurisdiction adjudicates any one or more of this Agreement's provisions as invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any of this Agreement's other provisions, and this Agreement shall be construed as if it had never contained such invalid, illegal or unenforceable provision.

z) **Execution**. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and such counterparts together will constitute one instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

Signed, Sealed and Delivered by)	
PAUL BAINS)	
Was hereunto affixed in the presence of:)	
)	
)	
_____)	_____
	PAUL BAINS

Signed, Sealed and Delivered by)	
NEWMARK VENTURES INC.)	
was hereunto affixed in the presence of:)	
)	_____
_____)	RODERICK SHAND
	President

EXHIBIT (Xvi)

CONSULTING AGREEMENT

This FEE AGREEMENT (the "Agreement") is between NEWMARK VENTURES, INC. (herein after the "Client" or the "Company") and Kent Carasquero (herein after the "Consultant").

Consultant has agreed to provide necessary, non-promotional, services to Client with respect to the development of the Company's business. To protect both of the parties and to comply with professional obligations, we have already discussed with each other and resolved any potential conflicts of interest with present or former clients. The services which Consultant provides are in accordance with the following terms and conditions:

1.   Services to be Rendered

Client has retained Consultant for the purpose of assisting the Company in the conduct of its business, including its day to day operations. It is contemplated that the services to be rendered by Consultant will include, but not necessarily be limited to the introduction of business associations and potential strategic business partners; engineering financial structures relating to the acquisition of business operations, strategic business alliances; business combinations; mergers and acquisitions; and joint venture opportunities

It is contemplated that the services to be rendered by Consultant will also include, but not necessarily be limited to:

- • Management of Accounts Receivable
- • Management of Accounts Payable
- • Liaison with Company Accountants
- • Liaison with Company Lawyers
- • Interfacing with Company directors and officers

It is understood that the services to be provided by Consultant, as agreed to by the parties pursuant to this agreement, shall include, but not be limited to, non-promotional services necessary to assure compliance by the Company with the provisions of the 1933 and 1934 Act, and regulations adopted pursuant thereto. Consultant shall have no responsibility for the accuracy of the substantive representations or representations of fact which are or may be included in documents filed with the Securities and Exchange Commission.

The Company shall be solely responsible for the substantive content of any SEC filings and the truthfulness of all statements made therein. Consultant's services shall be to assist the Company in gathering, editing and formatting the information which may be necessary to complete the filing and formatting the information provided by the Client so that it is presented in compliance with the rules and regulations adopted by the SEC.

2.   Fees

Fees charged herein are based upon the reasonable value of Consultants services as heretofore agreed to by the parties. Fees are based on the rates normally charged by Consultant.

Consultants normal fee is Five Thousand Dollars (CDN $5,000) per month. It is anticipated that Client and Consultant may agree on fixed fees for special projects from time to time.

The fee arrangements for special projects will be agreed to in writing from time to time. The duration of this contract shall be for twelve months and the company must pay the consultant for services for the first three months in advance with no ability to rescind the contract for duration of the contract (12 months). After the first three months has ended the Consultant shall be on a month-to-month payment schedule. The dollar amount of this contract shall be a total of sixty thousand (CDN $60,000).

Consultant has not been engaged to perform, nor will Consultant agree to perform any Investor Relations or Promotional services in connection with the services to be provided to the Company. It is mutually understood and agreed that any fees for services that are in connection with a capital raising transaction shall be paid in cash.

3.   Costs and Expenses

Client understands that in the course of any subsequent representation, it may be necessary for Consultant to incur certain costs or expenses. Client will reimburse Consultant for certain costs or expenses actually incurred and reasonably necessary for completing the assigned matter, as long as the charges for costs and expenses are competitive with other sources of the same products or services. More particularly, Client will reimburse Consultant in accordance with the following guidelines:

> A.   Travel.   Client will reimburse Consultant for expenses in connection with out of town travel. However, Client will only reimburse for economy class travel and, where necessary, for the reasonable cost of a rental car. All related travel expenses, i.e., lodging and meals, must be reasonable under the circumstances.

> B.   Filing Fees & Court Costs.   Client will reimburse Consultant for expenses incurred in connection with filing fees and court costs, if any, but will not be responsible for sanctions or penalties imposed due to the conduct of Consultant.

4.   Billing

Client shall have the option of paying subsequent billing by issuing sufficient common shares (the "Fee Shares") of the Company to the Consultant which when sold will satisfy the amount owed. The Consultant, has not been engaged to perform, nor will the Consultant agree to perform any services in connection with a capital raising transaction in exchange for shares.   It is mutually understood and agreed that any fees for services that are in connection with a capital raising transaction shall be paid in cash.

Registration of Client Shares

No later than ten (10) days following the date hereof as to the issuance of the Fee Shares, Client will cause such shares to be registered with the Securities and Exchange Commission under a Form S-8 or other applicable registration statement, and it shall cause such registration statement to remain effective at all time while the Consultant holds such shares. At the Consultants election, such shares may be issued prior to registration in reliance on exemptions from registration provided by Section 4(2) of the Securities Act of 1933 (the "33

Act"), Regulation D of the '33 Act, and applicable state securities laws.

5.   Involvement of Client

Client expects to be kept closely involved with the progress of Consultant's services in this matter. Consultant will keep Client informed of all material developments in this matter, and, in the case of litigation or administrative proceedings, will provide sufficient notice to enable a representative to attend meetings, conferences, hearings and other proceedings. A copy of all correspondence in the course of Consultant's services will be forwarded to Client.

There may be times when Consultant will need to obtain information from Client. All requests for access to documents, employees, or other information shall be granted without unreasonable delay. At the conclusion of this matter, all documents obtained shall be returned upon request.

6.   Waiver of Certain Conflicts.

Because Consultant's representation is limited in scope, Client has agreed that, subject to conditions described below, Consultant may represent, now and in the future, other persons and entities. In particular, Client has agreed that while Consultant is representing Client in active pending matters, he may represent other clients in any matter adverse to Client (or Client's affiliates), provided that the matters (a) are not substantially related to active matters Consultant is working on for Client, (b) do not involve situations where Consultant has obtained confidential information from Client that is material to the new matter(s), and (c) do not involve litigation against Client. In addition, if Consultant's representation of Client is terminated, he may thereafter represent others with interests adverse to Client's interests (even in litigation), provided that the representation does not involve confidential information Consultant has obtained from Client that is material to those matters. By executing this Agreement Client is confirming the above and agreeing to waive any conflict of interest that arises in such situations.

7.   Termination

Client shall have the right to terminate Consultant's engagement by written notice at any time subject to the payout of any fees outstanding. Consultant has the same right to terminate this engagement, subject to an obligation to give Client reasonable notice to permit it to obtain alternative representation or services and subject to applicable ethical provisions. Consultant will be expected to provide reasonable assistance in effecting a transfer of responsibilities to the new firm.

8.   Records and Files Retention.

All records and files will be retained and disposed of in compliance with Consultant's policy in effect from time-to-time. Subject to future changes, it is Consultant's current policy not to retain records relating to a matter for more than three (3) years from the date the matter is opened. Upon your prior written request, I will return records to you prior to their destruction. It is not administratively feasible to advise you of the closing of a matter or the disposal of records. It is recommended, therefore, that you maintain your own files for reference at the conclusion of this matter. If you have any questions concerning records retention policies, please contact Consultant.

9. No Guarantee of Success.

It is impossible to provide any promise or guarantee about the outcome of Client's matter. Nothing in this Agreement or any statements by Consultant or his assistants in dealing with the Client's matters constitute a promise or guarantee. Any comments about the outcome of the Client's matters are expressions of opinion only.

10. Consultant's Fees.

This Agreement is governed by the laws of British Columbia and sets forth the entire agreement between the parties for rendering of the services, including professional services, which may occur pursuant to the terms of this agreement. All prior agreements or understandings of the parties have been and are merged herein. This agreement can be amended or modified only in writing. Each party signing below is jointly and severally responsible for all obligations due to Consultant and represents that each has full authority to execute this Agreement so that it is binding. This Agreement my be signed in one or more counterparts and binds each party signing it whether or not any other proposed signatory ever executes it. If any provision of this Agreement or the application thereof is held invalid or unenforceable, the invalidity or unenforceability shall not affect other provisions or applications, and to this end the provisions of this Agreement are declared to be severable.

Dated October 1, 2004

Newmark Ventures, Inc.

_____
Authorized Signatory

Name: Roderick Shand

Title: President

Dated: October 1, 2004

_____
Kent Carasquero

EXHIBIT (Xvii)

<center>Letter of Intent
Re: Interactive Web Portal</center>

1.   General

The following will serve as a Letter of Intent ('LOI') between SYGENICS Interactive Inc. ('SYGENICS'), an authorized licensee and partner of SYGENICS Inc., and Newmark Ventures Inc. ('NEWMARK'), regarding the design, development and deployment of an interactive web portal (the 'PORTAL'). The PORTAL will integrate a combination of technologies previously developed and owned by SYGENICS Inc., as well as third party software, and new software to be developed specifically for the PORTAL by SYGENICS Interactive Inc.

This letter confirms that NEWMARK wishes to enter into a formal development and integration services contract with SYGENICS regarding the PORTAL. The parties intend to sign a final Agreement within ninety (90) days. During this same period, SYGENICS will design and develop the first Phase of the PORTAL, which will be deployed on the Internet as a "beta" release for the purpose of user testing.

EVOLUTION data management technology, which has been previously developed by SYGENICS Inc., will remain the sole and exclusive property of SYGENICS Inc. In no way does this letter and engagement give any right or entitlement to NEWMARK with regard to the ownership of EVOLUTION technology.

Payments for the development of the PORTAL do not include license fees for licensed software. NEWMARK agrees to acquire and pay for software licenses through regular commercial channels. Any software that is purchased will have its own respective license agreement, including EVOLUTION software.

SYGENICS agrees to grant a worldwide, perpetual license (when all amounts required to be paid for the development of the PORTAL have been paid) to use and modify any re-purposed source code or customized software previously developed and owned by SYGENICS or SYGENICS Inc. (collectively the "Pre-Existing Materials"), provided that such use and modification is exclusively and solely for developing the PORTAL and not for resale or other distribution of sale.

NEWMARK acknowledges that the PORTAL will contain a substantial amount of Pre-Existing Materials. SYGENICS acknowledges that the PORTAL will contain some original work performed for NEWMARK.

SYGENICS agrees that in respect of all original work not based on Pre-Existing Materials, performed for NEWMARK pursuant to this Letter of Intent and the definitive agreement, SYGENICS hereby automatically assigns to NEWMARK upon the future creation thereof , without further consideration, the ownership of all works of authorship, including without limitation, literary works, character designs, images, graphical interfaces, animation, websites, documentation, and all embodiments thereof, created or developed in whole or in part by SYGENICS, including all worldwide rights therein under copyright, trademark, and any other applicable intellectual property law

2.   Scope

Although the overall scope and complexity of the completed PORTAL has not been precisely determined, it is clear that it will be a monumental undertaking, integrating the skills of diverse specialists and software technologies, and combining them into a single, unified, cohesive whole.

The specific scope of Phase I will be determined and agreed upon by both parties, within the first few weeks of the project, with the understanding that there is a very limited amount of time to deliver this first Phase. Any desired functionality that is not included in Phase I can be scheduled for a later Phase.

3.   Timeline

The entire, completed PORTAL would take an estimated twelve (12) months of continuous development, depending on the size of the development team. The best approach will therefore be to divide the overall project into multiple Phases.

This LOI and initial engagement is specifically intended for Phase I only, which is to be completed within ninety (90) days. Since meeting the timeline is paramount, features and functionalities will be adjusted or dropped in order to meet the ninety-day delivery target.

4.   Budget

SYGENICS has proposed a preliminary budget to NEWMARK, which will be reviewed, discussed and approved as the scope and features of Phase I are determined and finalized. This budget does not yet include any required reference, hardware or software license costs.

5.   Development Team

SYGENICS will assemble a dedicated development and integration team for the production of the PORTAL, to supplement our existing personnel.

6.   Development to Date

Where possible, SYGENICS will leverage project code that has already been developed. In such cases, both parties will have the right to continue to further develop, use and modify such code. This clause does not apply to EVOLUTION technology.

7.   Software Licenses

The PORTAL will require certain underlying software licenses in order to function properly, including (but not limited to) operating system licenses, web server licenses, middleware licenses, database licenses, and EVOLUTION licenses, all of which must be properly licensed and paid for by NEWMARK upon deployment. While the PORTAL will incorporate and integrate certain existing products and technologies, it is not to be considered an "off-the-shelf" or "out-of-the-box" system.

8.   Travel Expenses

NEWMARK agrees to directly pay for all pre-approved travel expenses of key members of the development team when it is agreed that they need to travel between Montreal and Toronto. All travel expenses are subject to compliance with NEWMARK's travel policies.

9.   Additional Expenses

SYGENICS agrees to request pre-approval from NEWMARK, by written notice, prior to incurring any additional expenses.

10.   Fees and Payment

NEWMARK has agreed to a preliminary budget. NEWMARK agrees to forward the allotted monthly budget by the first day of each monthly period. Additional expenses, such as (but not limited to) hardware and software licenses, will be forwarded by NEWMARK to SYGENICS as required and agreed upon by both parties. SYGENICS will provide official invoices for these amounts. All applicable sales taxes will be added to these invoices.

11.   Deliverables

Upon the completion of Phase I, SYGENICS will deploy the "beta" PORTAL on a live server, at a hosting company to be agreed upon by both parties, for the purpose of user testing and quality assurance. Any performance issues or deficiencies with the "beta" PORTAL will be rectified during Phase II.

12.   Database Platform

NEWMARK agrees to acquire one of the standard platforms supported by SYGENICS and required to operate EVOLUTION, such platform consisting of a combination of hardware (identified by specific make and model type), operating system software (identified by specific version and release numbers), and database management system (identified by specific version and release numbers) which are currently compatible with EVOLUTION.

13.   Warranties

SYGENICS provides the following warranties and representations:

a) SYGENICS shall perform its obligations hereunder in accordance with accepted industry standards;

b) to SYGENICS' actual knowledge, its products and services do not infringe upon the intellectual property or other proprietary rights of any third party;

c) SYGENICS has not and will not place any harmful or malicious code into the PORTAL. SYGENICS agrees to use all reasonable efforts to ensure that it or anyone that SYGENICS is responsible for does not place, negligently or otherwise, any harmful or malicious code into software that is sold or licensed to NEWMARK.

14.   Intellectual Property

SYGENICS Interactive Inc. is an authorized licensee of SYGENICS Inc.

Intellectual Property ('IP') owned by SYGENICS Inc. includes all of the executable software, APIs, interfaces, source code, documentation, copyrights, processes, trade secrets, trademarks, and patents relating to EVOLUTION software. All of this IP is, and will remain, the sole property of SYGENICS Inc.

The EVOLUTION functions and commands that will be used and incorporated directly within the PORTAL source code remain the sole and exclusive property of SYGENICS Inc., even though they appear and are used within the PORTAL source code.

Additional IP owned by SYGENICS and/or SYGENICS Inc. includes source code and customized software that have been previously developed on other projects, and which may be used and further modified in developing the PORTAL.

15. Mutual Confidentiality Agreement

"Confidential Information" means information, other than Trade Secrets, that is of value to its owner and is treated by its owner as confidential, including, but not limited to: (a) securities trading, portfolio management, and money management strategies, (b) advertising campaigns, (c) information regarding executives, employees, and personnel assignments, (d) information concerning customers and suppliers (including name, address, and all information obtained from customers and suppliers); (e) financial information, financial reports, and accounting information and data; (f) training, policy, and procedure manuals; (g) the terms and conditions of this Letter of Intent and the Definitive Agreement; and (h) any data or information of a type that appears to be a Trade Secret, but which is determined by a court of competent jurisdiction not to a Trade Secret under applicable law.

"Excluded Information" means Information that (a) Recipient can show was, at the time of receipt, otherwise lawfully known to the Recipient or (b) has been published by the Owner or otherwise is or becomes generally known to the public without a breach of this paragraph by Recipient.

"Information" means, collectively, Confidential Information and Trade Secrets, excluding Excluded Information.

"Owner" means the party disclosing Information hereunder.

"Recipient" means the party receiving Information hereunder.

"Trade Secret" means information, without regard to form, including, but not limited to, technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, or a list of actual or potential customers or suppliers which is not commonly known by or available to the public and which information: (A) Derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (B) Is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

Recipient acknowledges and agrees that: (a) Owner claims the Information, and all intellectual property rights therein, are sole and exclusive property of Owner (or a third party providing such information to Owner) and (b) disclosure of the Information to Recipient does not confer upon Recipient any license, interest, or right of any kind in and to the Information, except that Recipient and the employees, consultants, and advisors of Recipient who have a need to know the Information, may use the Information for the sole purpose of carrying out Recipient's obligations under this Letter of Intent and the Definitive Agreement (the "Permitted Use").

Recipient shall hold the Information of Owner in confidence with the same care Recipient uses in respect of its own Information. Recipient shall not (a) use the Information of Owner for any purpose other than the Permitted Use, *or* (b) copy, reproduce, reverse engineer, distribute, or transfer the Information of Owner, directly or indirectly, in any form, by any means, or for any purpose, without the prior written consent of Owner. Recipient shall return to Owner all of Owner's Information delivered to Recipient and destroy any copies made, including any copies located on any computer system or storage medium, upon the request of Owner.

Recipient acknowledges that its obligations under this paragraph 15 shall remain in effect from the date of this Letter of Intent until (a) the third anniversary of the later of (i) the date of this Letter of Intent or (ii) the date of termination of the Definitive Agreement, in the case of Information that is not a Trade Secret, and (b) in the case of Information that is a Trade Secret, for as long as such Information remains a Trade Secret of Owner.

Recipient acknowledges that the remedies at law for breach of any covenant contained in this Agreement may be inadequate and that Owner shall be entitled to injunctive relief for any breach of this Agreement by Recipient. Nothing contained herein shall be construed as limiting Owner's right to any other remedies at law, including the recovery of damages for breach of this Agreement.

16. Competing Projects

SYGENICS agrees that it will not during the term of this engagement and for 12 months following the expiration or termination of the engagement contemplated by this Letter of Intent, develop any website that is directly competitive with the PORTAL.

17. Press Releases.

Both parties agree that, except for filings with the United States Securities and Exchange Commission made and to be made by NEWMARK, neither party will during the term of this engagement make public announcements or press releases regarding the other party without the written approval of the other party. Nothing shall preclude any public announcements by NEWMARK that it has engaged SYGENICS to develop the PORTAL.

18. Early Termination

Either party may terminate this initial engagement, provided that written notice is given to the other party. The respective intellectual property rights of each party will not be affected by and will fully survive termination or non-renewal of this engagement.

AGREEMENT

Both parties agree to the contents of this Letter of Intent. Both parties have agreed to draw up this Letter of Intent in the English language.

NEWMARK International Inc.   SYGENICS Interactive Inc.
Rod Shand, President   Raj Vadavia, CEO

_____   _____
Authorized Signing Officer   Authorized Signing Officer

_____   _____
Date   Date

EXHIBIT 14


NEWMARK VENTURES, INC.

CODE OF ETHICS FOR SENIOR OFFICERS


PREFACE

Senior officers such as the principal executive officer, principal financial officer, controller, officers of the Company or its subsidiaries, and persons performing similar functions ("Senior Officers") hold an important and elevated role in corporate governance. They are vested with both the responsibility and authority to protect, balance, and preserve the interests of all of the Company's stakeholders, including stockholders, clients, employees, suppliers, and citizens of the communities in which business is conducted. Senior Officers fulfill this responsibility by prescribing and enforcing the policies and procedures employed in the operation of the Company's financial organization, and by demonstrating the following:

I.   HONEST AND ETHICAL CONDUCT

Senior Officers will exhibit and promote the highest standards of honest and ethical conduct through the establishment and operation of policies and procedures that:

o   Encourage and reward professional integrity in all aspects of the financial organization, by eliminating inhibitions and barriers to responsible behavior, such as coercion, fear of reprisal, or alienation from the financial organization or the enterprise itself.

o   Prohibit and eliminate the appearance or occurrence of conflicts between what is in the best interest of the enterprise and what could result in material personal gain for a member of the organization, including Senior Officers.

o   Company directors, officers and employees have an obligation to promote the best interests of the Company at all times. They should avoid any action which may involve a conflict of interest with the Company. Directors, officers and employees should not have any undisclosed, unapproved financial or other business relationships with suppliers, customers or competitors that might impair the independence of any judgment they may need to make on behalf of the Company. Conflicts of interest would also arise if a director, officer or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.

o   Where conflicts of interest arise, directors, officers and employees must provide full disclosure of the circumstances and abstain from any related decision making process.

o   Directors, officers and employees must also avoid apparent conflicts of interest, which occur where a reasonable observer might assume there is a conflict of interest and, therefore, a loss of objectivity in their dealings on behalf of the Company.

o   Provide a mechanism for members of the finance organization to inform senior management of deviations in practice from policies and procedures governing honest and ethical behavior.

o   If any employee has knowledge or is suspicious of non-compliance with any provision of this Code or is concerned whether circumstances could lead to a violation of this Code, he or she should discuss the situation with one or more members of the Audit Committee or in the absence of an Audit Committee with the Company's Board of Directors. The Company will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any such violation or suspected violation.

o   If directors or executive officers have knowledge or are suspicious of any non-compliance with any provision of this Code or are concerned whether circumstances could lead to a violation of this Code, they should discuss the situation with the Audit Committee or in the absence of an Audit Committee with the Board of Directors of the Company.

o   Demonstrate their personal support for such policies and procedures through periodic communication reinforcing these ethical standards throughout the Company.

II.   FINANCIAL RECORDS AND PERIODIC REPORTS

Senior Officers will establish and manage the Company's transaction and reporting systems and procedures to ensure that:

o   The Company complies with its obligations to disclose all material information in accordance with all applicable securities laws.

o   All employees comply with the Company's Internal Disclosure Controls and Procedures Guidelines and all other financial and disclosure controls and procedures.

o   Business transactions are properly authorized and completely and accurately recorded on the Company's books and records in accordance with Generally Accepted Accounting Principles (GAAP) and established Company financial policy.

o   The retention or proper disposal of Company records shall be in accordance with established Company financial policies and applicable legal and regulatory requirements.

o   Periodic financial communications and reports will be delivered in a manner that facilitates the highest degree of clarity of content and meaning so that readers and users will quickly and accurately determine their significance and consequence.

o   Any Senior Officer in possession of material information must not disclose such information before its public disclosure and must take steps to ensure that the Company complies with its timely disclosure obligations.

III.   COMPLIANCE WITH APPLICABLE LAWS, RULES AND REGULATIONS

Senior Officers will establish and maintain mechanisms to:

o   Educate appropriate employees of the Company about any federal, state or local statute, regulation or administrative procedure that affects the operation of the finance and accounting organization and the Company generally.

o   Monitor the compliance of the Company with any applicable federal, state or local statute, regulation or administrative rule.

o   Identify, report and correct in a swift and certain manner, any detected deviations from applicable federal, state or local stature or regulation.

o   If a law conflicts with a provision of this Code, Senior Officers must comply with the law; however, if a local custom or policy conflicts with a provision of this Code, Senior Officers must comply with the Code.

IV.   ACCOUNTABILITY FOR ADHERENCE TO THE CODE

All directors and Senior Officers are responsible for abiding by this Code. This includes individuals responsible for the failure to exercise proper supervision and to detect and report a violation by their subordinates. Discipline may, when appropriate, include dismissal.

V.   AMENDMENTS AND WAIVERS

This Code of Ethics may be amended, and compliance with it may be waived, only with the approval of the Audit Committee or in the absence of an Audit Committee by the Board of Directors.

Exhibit 31

CERTIFICATION PURSUANT TO RULE 13a-14(A)/15d-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Roderick Shand, President and Chief Financial Officer of Newmark Ventures, Inc. certify that:

1. I have reviewed this annual report on Form 10-KSB of Newmark Ventures, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared; b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and   c) Presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. I have disclosed, based on my most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions): a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Roderick Shand
By: Roderick Shand, Chief Executive and Chief Financial Officer

EXHIBIT 32


CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the annual report of the Newmark Ventures, Inc. ("Company") on Form 10-KSB for the period ending December 31, 2004 as filed with the Commission on the date hereof, I, Roderick Shand, president and chief financial officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) This 10-KSB complies with the requirements of section 13 (a) or 15 (d) of the Securities Exchange Act; and

(2) The financial information contained in this Form 10-KSB fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Roderick Shand
By: Roderick Shand, Chief Executive and Chief Financial Officer

The signed original of this written statement required by section 906 has been provided to Newmark Ventures, Inc. and will be retained by Newmark Ventures, Inc. and furnished to the SEC upon request.